11/14

05012512

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scientific Production Corp. Irkut

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

FILE NO. 82- 34818

FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 11/15/05





## IRKUT Corporation

# Basic Products and Services



## Aircraft Components Production

Manufacture of aviation components is a dynamic new business direction for the IRKUT Corporation. The Corporation received the first order for production of aviation components from European aircraft manufacturer Airbus in 2003, and at the end of 2004 a new long-term contract for the manufacture of a range of components was signed: wing flaps, keel beams, nose wheel bays, and floor gratings for passenger planes of the A320 aircraft family. Initial deliveries are planned for the second quarter of 2006; by February 2006 IRKUT should complete Airbus certification of several manufacturing processes. Currently IRKUT is participating in a new Airbus tender for aviation component manufacture for the A320, A340 and A380 aircraft. The Corporation is also working on promoting orders from other leading global manufacturers including Boeing, Eurocopter and Embraer. After 2008, IRKUT plans to increase its aviation component-manufacturing backlog up to $100 mln per year.

Current backlog: $200 mln


01

## Yak-130 combat jet trainer

The Yak-130 subsonic jet trainer, developed by the A.S. Yakovlev Design Bureau — the main design division of the Corporation — represents the next generation of combat trainer aircraft. The programmable fly-by-wire control system permits basic and more advanced training levels for pilots of all existing and future Russian and foreign fighters. The Yak-130 is capable of bearing an up to 3 tons service load on an external suspension bracket and from this platform the design and development of a whole family of light combat aircraft is possible: ground attack aircraft, fighter-bombers, shipborne fighter trainers, reconnaissance and ECM aircraft.

In 2002 the Russian Air Force chose the Yak-130 as the future combat trainer aircraft for front-line aviation. In 2004 the first pre-production prototype began test flights, which will continue until the end of 2005 and deliveries of the first consignment of 12 Yak-130 jet trainers for the Russian Air Force will begin in 2006. Countries of the CIS, Eastern Europe and Southeast Asia are also potential customers for these aircraft.

Planes built in 2004: 1st pre-production plane for test flights
Current backlog: 12



## Unmanned Aerial Systems (Earth remote sensing systems based on unmanned and optionally piloted aerial vehicles)

In 2004 the Corporation focused on the development of unmanned aerial systems (UAV). The fully developed system will be capable of round the clock retrieval of video information about ground objects, within optical and infra-red ranges, and real time relays to ground control stations up to 150 km away. In 2004, by request of the Russian Ministry of Emergency Situations, the Corporation began the creation of an aviation suite providing for the integration of precision UAV based monitoring equipment with the universal rapid response platforms of the Be-200 into a single, unified system. This project received a gold medal at the International Inventions Salon in Geneva in 2004. After successful presentation of this integrated aviation suite on the base of Be-200 and UAV structures at a recent ASEAN conference in November 2004, this organization indicated enthusiasm for continued consultation with the Corporation concerning development of a proposed firefighting project. The initial production phase for the multipurpose UAV suite is planned for 2005.


A-002

## A-002 Autogyro

The A-002 Autogyro represents IRKUT Corporation's fully independently developed aerial vehicle completed after receiving certification for development of light aircraft in 1996, and has no counterpart in the Russian aviation industry. The Autogyro is an off-aerodrome based aerial vehicle with vertical take off and landing capabilities using restricted, unprepared staging areas. The unique design of Autogyro, whose vertical lift is made possible by a load bearing wing-rotor operating under ram air, gives it a number of advantages in comparison with other light aerial vehicles. This includes ease in training and operation; maneuverability on turns and in flight; a wide range of speeds while in horizontal flight; the lack of engine failure problems at practically at all stages of flight; its response in turbulence and gusty wind conditions and its considerably smaller size in comparison with other aerial vehicles. The Corporation began the manufacture of the A-002 Autogyro vehicles in 2002.



## Be-200 Multipurpose amphibious aircraft

The Be-200 Multipurpose Amphibious plane represents the latest and most advanced achievement in global hydro-aviation. The standard model of the aircraft is designed for fire fighting and has additional capacities for passenger and freight transportation, coastal patrol and search and rescue operations. The Russian Ministry of Emergency Situations for whom a special multipurpose version was developed — the Be-200ChS — was the first to purchase this aircraft. In 2004 the Be-200 has distinguished itself in firefighting missions in Italy.

For international certification of the Be-200 and promotion on international market, IRKUT and European aerospace corporation EADS plan a joint venture — the EADS IRKUT Seaplane. According to estimates made by EADS, as many as 320 planes manufactured at diverse production facilities could reach the market over the next 20 years. Presently interest in the Be-200 has been shown from Mediterranean countries, Southeast Asian states and Northern America.

2004 deliveries: 1
Current backlog: 5 (+ the option on 8 planes)



## Su-30MKI / MKM Multirole jet fighter

The Su-30MKI is the first serial production super maneuverable combat aircraft in the world. Developed on order for the Indian Air Force and in conjunction with western and Indian aircraft companies, the Corporation has produced a quality 4th + generation aircraft, both in terms of aerodynamics and on-board systems. The major features of the plane include the use of engines with a controlled thrust vector, a fly-by-wire control system, open avionics architecture, a radar station with a phased grid aerial and a «glass» cockpit for pilots. In 2004 the Corporation has delivered the final consignment of Su-30MKI aircraft to India and began deliveries of kits for licensed production of this aircraft at the facilities of India's HAL Corporation.

In addition, the Su-30MKI has become the platform for the creation of a new family of multi-role fighters adapted to customer specifications. In 2004, work on the manufacture of an upgraded Su-30MKI for the Malaysian Air Force is to begin. The fighters of the Su-30MKI / MKM series have the greatest potential in the markets of Southeast Asia, North Africa and the Middle East.

**2004 deliveries: 10 aircraft and 3 kits for licensed production**

**Current backlog: 140 (kits for licensed production), 18 Su-30MKM (version for Malaysia)**



## Avionics and Integration Solutions

The Corporation offers a variety of advanced technologies for a wide range of aircraft through the installation of the latest avionics and upgrade of onboard equipment. The program of unified upgrades for Su-27UB, Su-30 and MiG-29 fighters, based on IRKUT's advanced SUV-30K weapons control systems, permits the improvement of combat capabilities of these planes in air-to-ground and air-to-air offensive maneuvers. The Corporation is conducting work on SUV advanced upgrade systems that will enable an enhanced range of functions.

Under an agreement signed with the Mil Design Bureau in 2004, separate hardware and software modules of the SUV-30K system are being incorporated into upgrades of the Mi-8/17 and Mi-24/35 helicopter families. IRKUT experts have developed a new information-control field for helicopter cabins based on multipurpose color LCD indicators; a hydro-stabilized optical-electronic viewing platform, a night vision system, and a weapons control system.

Exemption No:
82-34818

Scientific Production Corp. Irkut

# The way to success

# 2004 Annual Report

82-34818

RECEIVED
2005 NOV 14 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-04

ИРКУТ

Exemption No.: 82-34818



# «IRKUT» Corporation
# Annual Report 2004

# 20

## Section I

# 04

## Section 2

# Key Operational and Financial Highlights



# Key Operational and Financial Highlights

| Indicator | 2004 | 2003 | | 2002 | 2001 |
|---|---|---|---|---|---|
| | IFRS | IFRS | US GAAP | US GAAP | US GAAP |
| Revenue ($ mln) | 621.9 | 522.0 | 522.0 | 528.5 | 308.1 |
| Gross Profit ($ mln) | 291.0 | 206.9 | 207.2 | 184.6 | 82.02 |
| Gross Margin, % | 46.8 | 39.6 | 39.7 | 34.9 | 26.64 |
| EBITDA | 164.9 | 91.6 | 75.9 | 102.8 | 45.3 |
| EBITDA Margin, % | 26.5 | 17.6 | 14.5 | 19.4 | 14.7 |
| Net income /loss | 68.4 | 1.8 | (14.4) | (7.8) | (2.6) |
| Year End Backlog ($ mln) | 3900 | 4000 | | 4500 | 3550 |
| IRKUT Workforce, employees | 14022 | 16346 | | 16180 | 14200 |

# Dynamics of Main Indicators


621.9
522
528.5
308.1
2004
2003
2002
2001

**Turnover, in $ mln**

The diversification of products and services, in particular the expanded production of aircraft components, has pushed IRKUT's revenue growth.


3900
4000
4500
3550
2004
2003
2002
2001

**Year End Order Book, in $ mln**

The ratio of order book to annual revenue — 6.3 years — is one of the highest, not only in the Russian aircraft industry but also in the global areospace industry.


164.9
91.7
102.8
45.3
2004
2003
2002
2001

**EBITDA, in $ mln**

The sharp increase in EBITDA in 2004 was connected mainly with the rise in revenue, alongside stable levels of operational expenditures.


14022
16346
16180
14200
2004
2003
2002
2001

**Workforce, people**

Corporate re-structuring has enabled optimization of the personnel structure and achieved the highest output value per employee for Russia's aircraft industry — $44,000 US.


68.4
1.8
(7.8)
(2.6)
2004
2003
2002
2001

**Net income (loss) in $ mln**

The overall growth in revenue, the successful completion of the restructuring program and the optimization of expenditure has allowed the Corporation to achieve impressive growth in net income.

# Key Events in 2004



# Key Events in 2004

## 2004 was another year of dynamic development at IRKUT.

The attainment of world-class financial performance, increasing effectiveness in manufacturing, improved corporate management and the development of new products has strengthened IRKUT's leading position in the Russian aviation industry and has confirmed IRKUT's status as a reliable partner of the global aircraft manufacture industry.

- Revenue has reached a record $622 mln.
- With a contractual backlog of $3.9 bln, IRKUT has, for the second consecutive year, maintained the largest order book in the Russian aerospace and defense industries.
- The contracted delivery of the Su-30MKI advanced multirole fighters to India has been successfully completed and licensed production of these planes by India's HAL Corporation has commenced.
- The Be-200 multipurpose amphibious plane has received an aircraft approval certificate in Russia.
- SOREM S.r.l., the official operator of firefighting aircraft for the Italian Civil Protection Department, has taken into use one Be-200 for operational testing from May to September. The agreement was signed after a presentation of the plane during a meeting between Russian president Vladimir Putin and Italian Prime-Minister Silvio Berlusconi on the island of Sardinia in the summer of 2003.
- The new prospective Yak-130 combat jet trainer made its maiden flight.
- The corporation has continued its diversification program with production of aircraft components for Airbus Industries. The total backlog for aircraft components has reached $200 mln.
- IRKUT Corporation has successfully placed 23.3% of its shares on the stock market, for $127 mln, and has launched an ADR program. The capitalization of the Corporation has reached $545 mln.
- The R & D potential of IRKUT was considerably strengthened by the acquisition of the A.S. Yakovlev Design bureau, one of the oldest and most prestigious design bureaus in the country.
- The corporate restructuring involving placing non-core assets, related to social infrastructure, auxiliary, and production services, into independent business units has commenced.
- IRKUT Corporation has improved corporate governance, increasing investor transparency, though the creation of a new operations division Management Committee, and expanded the use of independent directors on higher management bodies.
- IRKUT Corporation is taking an active role in the preparatory stages of the creation of the Russian United Aircraft Corporation (UAC). IRKUT First Vice-president Valery Bezverkhniy headed the formation of the non-commercial partnership «United Aircraft Consortium» intended as a development mechanism for the UAC at the beginning of 2005.

# Message to the Shareholders

## Dear shareholders.

2004 was a most successful year for IRKUT Corporation. The impressive results achieved by the Corporation against a background of general stagnation in the domestic aviation industry have demonstrated the value of our strategic direction and confirmed IRKUT as a leader of the aircraft manufacturing industry and of the military industrial complex of Russia. Corporate revenue has grown by more than 19% to reach $622 mln.

***The impressive results achieved by the Corporation confirmed IRKUT as a leader of the aircraft manufacturing industry and of the military industrial complex of Russia.***

The solid financial results for 2004, by both IFRS and Russian accounting standards, have enabled us to deliver dividend payments to IRKUT shareholders of $3.1 mln, reflecting our commitment to ensuring shareholder value through our Dividend policy. It was also decided during the year to report Dividend payments under the IFRS beginning from 2005.

In 2004 all contractual obligations to customers were delivered appropriately. The most significant, with regard to its contribution to our overall results, was the completion of deliveries of Su-30MKI multirole aircraft to the Indian Air Force. The certification of the third consignment of planes, and the subsequent transition of this order from deliveries made by IRKUT to licensed production by the India's HAL Corporation, marks the end of the development and the start of large-scale manufacturing of the first-ever super maneuverable jet fighter. The unique capabilities of this plane and the international cooperation and exposure which IRKUT has received during its development, has enabled the Su-30MKI to win further foreign orders. 2004 also saw the start of manufacture of a consignment of Su-30MKM aircraft ordered by Malaysia.



Alexey I. Fedorov

Oleg F. Demchenk

Whilst continuing to be the leading manufacturer of warplanes in Russia, the production of civil aircraft also contributed to improved financial performance by IRKUT Corporation. A second Be-200ChS multipurpose amphibious plane was delivered to the Russian Ministry of Emergency Situations after the initial plane, transferred a year earlier, was put into active service. Another Be-200 has successfully been used in fire-prevention missions in Italy, and the further promotion on international markets of this unique amphibious plane will be spurred by completion of the certification process. Last year the Be-200 received type certification from the Russian authorities and IRKUT will carry out international standard certification in conjunction with EADS within the framework of the originating EADS IRKUT Seaplane joint venture.

A major advantage of IRKUT Corporation is its technical design and innovation capacity, and position at the cutting edge of aviation design and manufacture in Russia. New products and design developments, which IRKUT has furthered in the last year, will underpin future dynamism and strength in our position in the Russian and international markets.

***In 2004 the innovative potential of IRKUT was further enhanced through the acquisition of the A.S. Yakovlev Design Bureau — one of the most prestigious Russian developers of aviation technology.***

In 2004 the innovative potential of IRKUT was further enhanced through the acquisition of the A.S. Yakovlev Design Bureau — one of the most prestigious Russian developers of aviation technology — which adds to IRKUT's production combat trainer planes and unmanned aerial vehicles (UAV). The Yak-130 combat trainer developed for the Russian Air Force began test flights last year.

The Corporation moved to the final stage of research and development for the family of unmanned and optionally piloted Earth remote sensing systems and their promotion on both Russian and foreign markets. IRKUT has introduced an integrated aviation combination consisting of the Be-200 aircraft and the UAV to the Southeast Asian market for the first time last year. The combined capacities are intended for expanded search and rescue missions and fire fighting.

The UAV's are a prime development activity of IRKUT, and in recent years the UAV sector has witnessed dynamic growth in the global aerospace market. According to expert forecasts from the Teal Group analytical center, in the coming decade annual spending on research and development and global UAV sales will increase to more than twice the current level — from about $2 bln up to $4.5 bln, and the UAV market in the coming years is estimated to be worth $30 bln.

***A key feature of IRKUT activity in 2004 was further development in the strategic partnership with EADS.***

A key feature of IRKUT activity in 2004 was further development in the strategic partnership with EADS. The first stage, involving preparation of production facilities certified to the standards of Airbus — the world's largest aircraft manufacturer — has been completed, and the IRKUT plant has certification as an official Airbus supplier. The total value of long-term orders received in 2003-2004 for aviation components for the A-320 family of aircraft is $200 mln.

In 2004 the IRKUT Corporation became the first Russian public company of the aerospace and defense industries to place 23.3% of its shares on the RTS and the Moscow Interbank Stock Exchange. This successfully placed offering confirmed market value

***The successfull IPO confirmed market value of our business and the capitalization of the Corporation reached $545 mln, with the volume of capital injection from share market placement exceeding $127 mln.***

of our business and the capitalization of the Corporation reached $545 mln, with the volume of capital injection from share market placement exceeding $127 mln. After the placement, the quantity of shares in free-float grew from 2-3% to 28%. Since September 2004 there has been stable trade volumes and steady growth in the market price of IRKUT shares, testifying to the interest and trust of investors.

The next step towards increasing corporate capitalization was the commencement of a program of American Depository Receipts, with The Bank of New York acting as the depository bank.

Our innovative products and development potential, coupled with a clear development strategy and modern management has placed IRKUT Corporation at the forefront of the Russian aircraft manufacture market and last years financial and operational results have underlined the Corporation as the long-term market leader. In 2004 IRKUT provided 10% of all Russian arms exports, and 20% of aviation related exports. IRKUT Corporation comprises approximately 40% of the total Russian aviation construction market and has a 15% share of the defense sector. IRKUT Corporation took 66th place among the world's TOP-100 largest defense enterprises according to the July 26, 2005 issue of Defense News. The rating of the one hundred largest enterprises of the world's defense industry was determined by total arms sales in 2004.

***IRKUT Corporation's contractual backlog of $3.9 bln at the end of 2004, provides for stable production until 2017.***

The anticipated fall in export volumes for Russian military aviation and technical equipment, due to reduced foreign orders, will have no serious effect on the overall position of IRKUT. IRKUT Corporation's contractual backlog of $3.9 bln at the end of 2004, provides for stable production until 2017. The diversification of manufacturing processes already under way enables considerable promise that our products will find new customers in Europe, America, Southeast Asia and the Middle East over time.

As a Russian company, IRKUT Corporation is interlinked with the destiny of the domestic aircraft manufacturing industry. We are convinced that the goal of industry revival should encapsulate consolidation of existing financial, industrial and manpower resources, the management of nugatory internal competition and focus on creating competitive, technologically advanced products which will further underline Russia's position as a global center of aircraft construction, alongside the USA and Europe.

IRKUT Corporation supports the country's leadership with its decision to create a consolidated aircraft manufacturing corporation and assumes that IRKUT's participation in the development of the new structure will be on the basis of shared participation in developing market strategy, appropriate asset valuation, and the development of creative synergy from the combined of efforts of the designers, industrialists and managers of the Russian aviation industry.

For the success of the past year, IRKUT is indebted firstly to its employees. We express our appreciation and thanks to every member of our 14-thousand strong workforce for their efforts and professionalism, which have driven IRKUT's dynamic development.

During the year a massive re-structuring program was implemented within the Corporation, with the aim of reducing production costs and optimizing production capacity, and improving the productivity and potential of each employee. The steps of

*IRKUT Corporation supports the country's leadership with its decision to create a consolidated aircraft manufacturing corporation.*

restructuring have occurred while IRKUT has fulfilled all social obligations to employees, without diminishing the social standing of the workforce, and laying the basis for enhanced career prospects for our employees.

Despite IRKUT's significant financial and operational growth, we did not, in 2004, fully achieve all of our planned goals. This is largely because production at IRKUT conforms to a schedule of contracts, which is cyclical in nature. However in conclusion, we would emphasize that we have everything in place to continue IRKUT's successful development: the largest contractual backlog in the industry, a diverse range of competitive products, advanced technologies and commitment to research and development, a professional workforce, and mutual trust and respect shared with customers, partners and investors. This gives us the confidence to state that in 2005 IRKUT Corporation will successfully step further towards its strategic goal — of being a recognized leader in the global aerospace community.

**Oleg. F. Demchenko**
Chairman of the Board of Directors

**Alexey. I. Fedorov**
President

# About IRKUT Corporation

## Structure of IRKUT Board of Directors in 2004

The key focus for the Board of Directors in the past year has been on strategic development and budgetary issues.



**Oleg F. Demchenko**
Chairman of the Board of Directors

The former First Deputy General Designer (1992-1994), President and General Director (1994-2001), and current President and Chairman of the Board of Directors of the A.S. Yakovlev Design Bureau. Elected to the IRKUT Board of Directors in 2003, elected Chairman of the Board of Directors in 2004.



**Valery B. Bezverhniy**
Deputy Chairman of the Board of Directors

Former President of FTK Company (1998-2001), Vice-President of JSC «Irkutsk Aviation Industrial Association» (2001-2002) and currently First Vice-president of IRKUT Corporation. In 1998-2003 he chaired IRKUT's Board of Directors.



**Vyacheslav M. Agapkin**

General Director of the International Construction Institute, Ltd. since 1992. Elected to the IRKUT Board of Directors in 2004.



**Sergey V. Chemezov**

Head of the Department of External Economic Relations in the Presidential Administration of the Russian Federation from 1996-1999, General Director of the Promexport arms trading agency from 1999 to 2000. First Deputy General Director of the state arms trading agency Rosobornexport in 2000, General Director in 2004. Elected to the IRKUT Board of Directors in 2004.



**Alexey I. Fedorov**

General Director of AVPK Sukhoi from 1997-1998, Advisor to the General Director of the Rosvooruzheniye state arms trading agency in 1998, President of the JSC «Irkutsk Aviation Production Association» since 1998, and since 2002 of the IRKUT Corporation. Appointed General Director and Chief Designer at RSK MiG in 2004. Elected to the IRKUT Board of Directors in 1998.

# Structure of IRKUT Board of Directors in 2004



**Alexey I. Isaikin**

President and Chairman of the Board of Directors of the Volga-Dnepr Group of companies since 2000. Member of Board of Directors of CJSC Aviastar SP since 2003. Elected to the IRKUT Board of Directors in 2004.



**Alexander N. Klementyev**

The Head of Regional Policy on Foreign Trade Activities for the Rosvooruzheniye state arms trading agency from 1997-1999, Deputy General Director of Sukhoi Company since 1999. Elected to the IRKUT Board of Directors in 1998.



**Nelya K. Mikhailova**

President of FTK Company since 2004 and previously Vice-President for Economics and Finance from 1995. Elected to the IRKUT Board of Directors in 2004.



**Mikhail A. Pogosyan**

General Director of the Sukhoi Company since 1998. Elected to the IRKUT Board of Directors in 2004.



**Maxim V. Poletaev**

Managing Director of Reserves for the Yaroslavl Bureau of Sberbank Russia from 1995-1999. Deputy Chairman of the Management Board of the Northern Bureau of Sberbank Russia from 1999-2002. Chairman of the Management Committee of the Baikal Bureau of Sberbank Russia since 2002. Elected to the IRKUT Board of Directors in 2004.



**Alexey K. Ponomarev**

1st Deputy General Director at the Tupolev Aviation Design Bureau from 1998-1999. Director of the Interdepartmental Analytical Center since 1992. Scientific Advisor at the Institute of Preparatory and Continuing Education for Defense Specialists in the School of Higher Economics since 2000. Elected to the IRKUT Board of Directors in 2003.

# Role of IRKUT Board of Directors in corporate management in 2004

In 2004 the Board of Directors of IRKUT Corporation worked within an updated structure, including, for the first time, contribution from independent Directors. Among the members of the Board only two Directors are representatives from the government bodies.

## Last year the duties of the Board of Directors included the formation of core committees on:

- Strategic Development and Planning;
- Budget;
- HR and Compensation;
- Audit, Information and Shareholder Relations.

The operation of these committees has only commenced during the past year, and their activities have been limited, but already they have contributed to the improved overall performance of the Board through increasing the number of Board members taking part in issue consideration at all levels.

In addition to the newly formed committees, last year IRKUT Corporation also formed a Management Committee and has identified new place for the Board of Directors in the Corporate Management system, with the Management Committee working under the auspices of the Board of Directors. The new system enables closer and more detailed interaction of the various committees with the Management Committee and means that most issues raised at meetings of the Board of Directors are accompanied by recommendations from the Management Committee, which improves the quality of decision making information, responsibility, and the response times of the Board of Directors.

The key focus for the Board of Directors in the past year has been on strategic development and budgetary issues. A special session of the Board of Directors has been devoted to the issue of corporate strategy — and particularly the role of IRKUT Corporation in the future of the United Aircraft Corporation within the structure of the Russian Government.

The development of the Corporate budget, the «IRKUT» financial model, and the dividend policy were the key items reviewed. As has occurred in past years, the Board of Directors, when approving the budget, ensures a regular audit of its implementation. Additionally, the number of strategic transactions that the Board has reviewed has increased.

Overall, the general work plan of the Board of Directors for 2004 was completed. During 2004 under aegis of the Board of Directors, all Statutes and Regulations of the Corporate Charter and the Code of Corporate Behavior were observed, with all decisions documented. There were no instances of decisions of the Board of Directors not being fully implemented. Regular Remuneration for work on the Board of Directors was paid for the first time last year.

# IRKUT Management Committee in 2004

The Corporate Management of IRKUT was supplemented in 2004 by the creation of a Management Committee.

**Alexey I. Fedorov**
President

**Valery B. Bezverkhniy**
First Vice-president

**Vladimir L. Chirikov**
Vice-president for Corporate Economics

**Nikolai N. Dolzhenkov**
1-st Deputy General Director /
Technical Director of A.S. Yakovlev Design Bureau

**Dmitry A. Eliseev**
Vice-president for Corporate Finance

**Victor A. Kobzev**
General Director, CJSC Beta Air Company

**Vladimir V. Kovalkov**
General Director, Irkutsk Aviation Plant
and Senior Vice-president for Production

**Vladimir N. Sautov**
Vice-president for Marketing and PR

**Sergey K. Smekhov**
Chief Accountant

**Sergey I. Vasilenko**
Director of Production, Irkutsk Aviation Plant

**Alexander A. Veprev**
Technical Director, Irkutsk Aviation Plant

# Structure of IRKUT Corporation

Currently the Corporation has united a number of affiliated companies and branch businesses into three basic business categories which are subdivided into core activities: Sales and Marketing, Design Development and Manufacture and After Sales Service*.

**Sales and Marketing**



**IRKUT Seaplane**
**Toulouse, France**
Be-200 Multipurpose Amphibious Aircraft



**A.S. Yakovlev Design Bureau**
**Moscow**
Yak 130 Combat Trainer, Unmanned Aerial Vehicles, Civil aircraft



**IRKUT Industry**
**Moscow**
Aircraft Components

**Gidroaviasalon**
**Gelendzhik**

*The complete structure of affiliates and associates of the IRKUT Corporation as of 31.12.2004 can be found in Management Discussion and Analysis.



IRKUT Corporation
Headquarters in Moscow

Manufacture
and After Sales
Service

Design Development

Irkutsk Aviation Plant
Irkutsk
Main production subsidiary
of the IRKUT Corporation
Affiliated Companies



Beriev Aircraft Company
Taganrog
Be-200 Multipurpose
Amphibious Aircraf

Production Branch
Russian Avionics
Design Bureau
Saint Petersburg



Russian Avionics Design Bureau
Zhukovskiy
Control, navigation and targeting
systems for combat aircraft



# Core Activities for 2004

# Improved Production and Expanded Research and Development

In 2004 IRKUT has continued development of its corporate structure with a focus on improved production efficiency, and expanded scientific research and development potential.

The objective of the re-structuring, commenced in 2002, is the creation of a high-performance holding structure to support IRKUT's diversified growth strategy, and increased market capitalization.

*Following contemporary global best practice for aerospace manufacturers, IRKUT Corporation has achieved significantly improved efficiencies at its main production center — the Irkutsk aviation plant.*

Following contemporary global best practice for aerospace manufacturers, IRKUT Corporation has achieved significantly improved efficiencies at its main production center — the Irkutsk aviation plant. In 2004, on the basis of divisions in social services, auxiliary production and support production within the plant, affiliates were created as independent business units, and concurrently a number of functions were outsourced to specialized companies. This enabled a reduction of the Irkutsk plant workforce to an optimal level and reductions in corresponding personnel expenses and associated social infrastructure costs, as well as reductions in production and servicing costs.

In addition to optimizing production, re-structuring has enabled the transition to more flexible industrial-technological and organizational-administrative structures within a holding framework.

IRKUT has paid special attention to modernizing its production base. Alongside the systematic updating of fixed assets used in combat aircraft manufacture, the aviation components production capability, which facilitates international industrial cooperation, has been a focus for investment.

*In November 2004 the IRKUT Corporation's quality control system achieved ISO 9001 standard.*

Considerable progress has been achieved in the area of quality control. In November 2004 the IRKUT Corporation's quality control system achieved ISO 9001 standard (standard of 2004). Prior to this IRKUT had the ISO 9002 standard certificate. In December 2004, an audit by Europe's EADS Corporation confirmed that production standards at the Irkutsk aircraft plant complied with the standards of the world's largest aircraft and aviation equipment producer.

IRKUT's status in the Russian aircraft manufacturing industry and its international success are based on its ongoing commitment to using leading edge technology, design and innovation in its products. The recent growth of IRKUT's research and development investment has been primarily the result of developmental work on the Su-30MKI advanced jet fighter. This development will continue, on a reduced scale, beyond the 2004 parts order, as production shifts to licensed facilities in India, while the bulk of the Corporation's design work last year shifted to projects relating to the Be-200 multipurpose amphibious plane.

The 2004 acquisition of the immensely respected A.S. Yakovlev Design Bureau vastly expands IRKUT Corporations innovative potential, and should be considered as a key to enhanced niche market development. The aviation programs and design development office have added new products to the IRKUT product range: the Yak-130 combat trainer, the Yak-42D regional passenger jet, the Yak-48 business class passenger jet, the Yak-112 and Yak-58 multipurpose light aircraft, the Yak-54 and Yak-152 light training planes, and short and medium range MC-21 passenger aircraft.

**Research & Development Cost Dynamics, in $ mln (2001-2003 US GAAP, 2003-2004 IFRS)**


120
100
80
60
40
20
0
12
15
30
41
27
79
11
79
12
36
2001
2002
2003 (US GAAP)
2003 (IFRS)
2004
R & D in Cost of Goods Sold
Fundamental R & D

Last year the Corporation began official test flights for the pre-production prototype of the Yak-130 combat trainer developed by the A.S. Yakovlev Design Bureau. In 2002 the Russian Air Force chose the Yak-130 as a new trainer aircraft for front-line aviation and has already placed an order for 12 aircraft. IRKUT designers are concurrently developing a whole family of military aircraft on the basis of the Yak-130: the Yak-133 ground attack plane, the Yak-133IB fighter-bomber, the Yak-130K shipborne jet trainer, the Yak 133R reconnaissance plane and the Yak-133PP Jammer.

The A.S. Yakovlev Design Bureau is also a participant in large long-term civil aircraft projects, including the MS-21 short and medium range jet and is engaged in support of the Yak fleet of planes and the modernization of existing aerial vehicles.

The unique operations and experience of the A.S. Yakovlev Design Bureau in the field of unmanned aerial vehicle technologies has allowed the IRKUT Corporation to enter the final stage of research and development on a multipurpose UAV system, and to begin promotional activity. In 2004, as part of an order from the Russian Ministry of Emergency Situations, IRKUT began work on an integrated avionics system supporting a configuration of precision monitoring devices for UAV's and a universal high-speed response platform into a single system with the Be-200 aircraft. The use of these products in a combined system will enable substantial expansion of search and rescue and fire-prevention missions.

*IRKUT's improved economic efficiencies and its advanced design potential will allow the company to expand its presence on the world market in the coming decade through new products, leading to a position at the forefront of the global aerospace community.*

In 2004 the Corporation made a strategic decision concerning the preconditions for the creation of a minimal innovation backlog required for further development. IRKUT's improved economic efficiencies and its advanced design potential will allow the company to expand its presence on the world market in the coming decade through new products, leading to a position at the forefront of the global aerospace community.

The revival of all branches of the Russian aviation industry will enable further development of IRKUT, and the unique experience and leading edge competence of IRKUT can promote this process. As a leader of the domestic aircraft industry, recognizing the need for industry revival, IRKUT supports the decision of Russia's government to consolidate aviation manufacturing assets into a united corporation and presupposes an active role in its formation.



# Integration with the Global Aerospace Industry

The further integration of IRKUT with the global aviation industry is one of the key strategies for achieving leadership in world aircraft design and manufacturing.

*IRKUT has chosen EADS, one of the world's largest aerospace manufacturers, as a strategic partner in adapting its operations to global industry quality standards, management, design and manufacture.*

IRKUT has chosen EADS, one of the world's largest aerospace manufacturers, as a strategic partner in adapting its operations to global industry quality standards, management, design and manufacture. The enhanced strategic partnership with EADS was one of the distinctive features for the IRKUT Corporation in 2004.

Since 2002 the Corporation has engaged EADS in joint work on the Be-200 amphibious aircraft project. With this program the partners plan to advance a specialized version of the Be-200 to the world market. EADS has estimated the potential market volume for these amphibious planes in the next 20 years at 320 aircraft in 25 different countries. With its unique capabilities, the Be-200 could occupy a significant segment of this market.

Simultaneously EADS will assist IRKUT with marketing the updated version of the Be-200 and its certification to American and European standards. EADS and IRKUT will establish the EADS IRKUT Seaplane joint venture in the near future (on the basis of IRKUT Seaplane, a 100% IRKUT owned subsidiary with headquarters in Toulouse, France). Cooperation with EADS on marketing and certification of the Be-200 will improve sales volumes of this plane, with EADS having a greater capacity to access industry experts and leaders, and more developed industry profile.

Yet another promising and growing area for cooperation between IRKUT and EADS, is the manufacture of aviation components to order for the EADS affiliate company — Airbus. At the end of 2004 Airbus chose IRKUT Corporation over other Russian aircraft manufacturing companies in placing a long-term order for the manufacture of a number of components, including wing flaps, keel beams, nose wheel bays, and floor gratings for passenger aircraft of the A320 family. The value of contracts signed with Airbus in 2003-2004 for aviation components manufacture amounts to $200 mln.

In 2004 IRKUT has done significant preliminary work in adapting its manufacturing facilities to the specifications of EADS: expertise has been assembled, an audit of in-plant technological capabilities has been conducted and new equipment has been purchased. The corporation has completed the first stage of manufacturing preparations for certified production under EADS requirements, and earned official supplier status. Extensive preparation work was undertaken in the areas of machine processing for lengthy components, small and mid-sized frame parts, and the creation of special production flow processes and management mechanisms.

***Based on recent operational experience with western standards, IRKUT plans to concentrate in key areas, including design and separate technological processes, allowing the Corporation to participate in full-scale partnerships with foreign companies, including cooperation on risk sharing.***

The first deliveries to Airbus will begin in the second quarter 2006. The annual aviation component production volume for the first stage will amount to $16 mln per year. After 2008 IRKUT plans an annual aviation component production volume of up to $100 mln.

Concurrently, IRKUT is continuing efforts to attract orders from other leading world manufacturers. Further developments in international cooperation will require transition to a new qualitative level from IRKUT. Based on recent operational experience with western standards, IRKUT plans to concentrate in key areas, including design and separate technological processes, allowing the Corporation to participate in full-scale partnerships with foreign companies, including cooperation on risk sharing. Achieving status as a certified supplier will allow IRKUT to access more profitable tasks, transferring orders to other assembly units and plants of other Russian manufacturers.

## Successful Contract Performance

IRKUT completed all contractual obligations to customers in 2004 and sales volumes reached record levels for the Corporation — $622 mln. Despite these results, revenue volumes were marginally below forecast, reflecting the cyclic nature of operations under signed contracts, and the principle of recognizing revenue on a percentage of completion basis of production.

**Corporate Sales Structure and Dynamics, in % of Total Revenue**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Military Aircraft | 74.6 | 73.3 | 84.1 |
| Civil Aircraft | 3.6 | 4.4 | 1.7 |
| Aviation Components* | 17.9 | 18.5 | 9.3 |
| Other income | 3.9 | 3.8 | 5.0 |

*This concerns manufacture of components under licensing agreement. Among the proceeds in 2004 and 2003, 39% and 58% of «components manufactured» respectively were those produced under license.


2004
3.9
17.9
3.6
74.6
2003
3.8
18.5
4.4
73.3
2002
1.7
9.3
84.1
Military aircraft
Civil aircraft
Aviation components
Other income

The major contributor to overall results was the completion of Su-30MKI multirole double seat fighter deliveries to the Indian Air Force. This aircraft was the first international aircraft to have been developed by the IRKUT especially to foreign customer specifications, within a framework of international cooperation including western and Indian aircraft and aviation equipment manufacturers. At the end of 2004 the Corporation certified and transferred the last consignment of 10 Su-30MKI fighters. In all, IRKUT has delivered 40 Su-30K/MKI fighters, contracted for by the Indian Ministry of Defense in November 1996. The Indian Air Force received the first-ever serial production super maneuverable fighters of the 4th-plus generation.

*The major contributor to overall results was the completion of Su-30MKI multirole double seat fighter deliveries to the Indian Air Force.*

After the completion of deliveries, IRKUT plans to conduct upgrades of Su-30MKI fighters of the first and second consignments already in India. These aircraft will be upgraded with the technological advances of the third consignment, and additionally IRKUT has conducted negotiations with India to replace 18 Su-30K planes delivered between 1997-1999 with Su-30MKI fighters.

Cooperation with India on the Su-30MKI program is not limited to the delivery and modernization of finished planes. Whilst completing contracted deliveries in 2004, the Corporation began organization for the licensed production of 140 of these aircraft at Hindustan Aeronautics Limited (HAL) facilities in India. According to the licensing agreement, which lasts until 2017, HAL will produce the Su-30MKI, including various subsystems of the plane and the onboard equipment. Last year IRKUT transferred to HAL expertise, all necessary engineering specifications, and began deliveries of technological systems for assembly. At the end of 2004, the first Su-30MKI assembled by HAL was delivered for test flights.

The unique capabilities of the Su-30MKI and the broad international cooperation exposure gained by IRKUT during its development have positioned this plane well to win new foreign markets. The advanced technology used in the Su-30MKI has been the driving force behind the creation of a new family of multirole fighters based on it.

2005 saw the commencement of work on the contracted delivery of 18 Su-30MKM fighters to the Malaysian Air Force, signed in 2003. This aircraft represents further development of the Su-30MKI and differs from the earlier model in its onboard equipment developed according to the customer's specifications. Delivery of the aircraft is planned for 2007-2008.

*IRKUT continued production of the Be-200ChS multi-purpose amphibious aircraft contracted for by the Russian Ministry of Emergency Situations in 2001.*

In addition to military contracts, in 2004 IRKUT enjoyed continued success with civil aviation production. IRKUT continued production of the Be-200ChS multi-purpose amphibious aircraft contracted for by the Russian Ministry of Emergency Situations (EMERCOM) in 2001. In 2004 EMERCOM received the second of seven ordered Be-200ChS aircraft, intended for fire fighting, patrols, disaster relief, search and rescue missions, and also sanitary and freight duties. Together with the first plane transferred a year earlier, it has been placed on active duty. In 2004 the Corporation, based on operating experience, decided to implement improved structural changes, which will be made in planes intended for delivery in 2005. The entire contract will be completed in 2008.

Despite the relatively fixed delivery cycles resulting from existing contracts, IRKUT anticipates steady growth in long-term sales. At the end of 2004, IRKUT had the largest year-end backlog in the Russian aircraft manufacturing industry, totaling $3.9 bln. This backlog will occupy production capacities until 2017. The ratio of existing contracts to annual revenues is 6.3, one of the highest ratios in the global and Russian aviation industries. Active promotion of a diverse range of modern aviation products on the world market, combined with successful contractual fulfillment are the hallmarks of IRKUT, and support optimistic sales expectations for the future.

# Attracting Investment Resources

A major strategic development issue for the IRKUT Corporation has been attracting investment resources to form an innovation reserve and to continue evolution of IRKUT into a world respected public company.

## Initial Public Offering

In March 2004 IRKUT Corporation became the first Russian aerospace and defense company to carry out an Initial Public Offering (IPO). Of the 23.3% of shares placed though the IPO, 10% were initial release shares and 13.3% were existing shares sold by management. Before the offering, the Corporation held road shows in Russia and Europe. The Russian exhibition took place in Moscow, while the European component was organized as a traveling exhibition with stops in the largest European business centers — London, Copenhagen, Stockholm, Amsterdam, Rotterdam, Frankfurt and Zurich.

## Changes in shareholder structure in 2004

| | On 31.12.2003 | On 31.12.2004 |
|---|---|---|
| Management | 70.6% | 52.9% |
| Sukhoi Holding | 14.7% | 13.2% |
| Employees | 11.7% | 5.5% |
| Institutional and Private investors | 3.0% | 28.4% |
| Additional issue | | 10.0% |

MDM Bank and Credit Suisse First Boston acted as joint global coordinators and underwriters. All of the 204.7 million shares were placed at a price of 0.62 dollars per share among Russian and foreign private and institutional investors. The shares were listed on the Moscow Interbank Stock Exchange (MICEX) and RTS exchange.

The share placement process provided a market valuation of IRKUT Corporation at $545 mln. The percentage of IRKUT's shares in free float reached 28%. Based on the fixed price, value of the package purchased by the investors during the IPO totaled $127 mln. The capital generated by the IPO enabled the purchase of 75.46% of the shares in the A.S. Yakovlev Design Bureau.

As a result of the share placement, there have been changes in the Corporation's shareholder structure with the shareholding of management reducing to 52.9%, of Sukhoi Holding reducing to 13.2% and the holdings of institutional and private investors rising to 28.4%.

**IRKUT Shareholders Structure as of 31.12.2004**


5,5
13,2
52,9
28,4
Management
Sukhoi holding
Employees
Institutial and private investors

## Program of Depository Receipts

In December 2004 the Corporation set up a sponsored Level I Program of American Depository Receipts (ADR).

Under this program, investors can convert up to 40% of the authorized capital of the Corporation into American Depository Receipts, with the ADR/share exchange coefficient being 1:30 and the trading of Depository Receipts taking place on the OTC (over the counter) market in the USA. The symbol for IRKUT Corporation's Depository Receipts is SIKRY and banker for the ADR program is The Bank of New York. According to American legislation, corporate investors, professionals working on the securities markets and private individuals can become owners of ADRs.

The Level I ADR program does not presuppose a primary need to attract additional capital, rather, it is directed towards expanding the investor base of IRKUT Corporation and reducing their risks, increasing the liquidity of existing securities, broadening the exposure of the Corporation with international financial markets, as well as increasing capitalization. The first transactions took place in January 2005 and by May 2005 about 270 thousand depository receipts had been issued with a capitalization of about $4.5 mln.

The IRKUT Corporation is committed to meeting contemporary corporate governance, probity, and investor accountability standards of international capital markets. Particular attention is given to corporate management and investor relations. Under the US legislation, the Corporation provides all required information to the Securities and Exchange Commission, including press releases, notifications of essential facts, quarterly and annual reports, and materials for General shareholder meetings, and additionally we provide our shareholders, in Russia and abroad, with this same information through the Internet.

The Corporation is also actively promoting the ADR program through additional information. After the launch of the program, in a series of meetings with foreign investors and brokers, the Corporation outlined its broad strategy for international capital markets with its main goals being development of IRKUT Corporations corporate image, capital growth and the liquidity of securities.

## Bonds

2.1 bln roubles worth of corporate bonds issued in 2002 by IRKUT Corporation, continue to be comfortably included in dozens of the most liquid bond releases in Russia. The Corporation issues bond coupon payments on these bonds. In 2004 59,838,000 roubles worth coupon returns on series A01 bonds, and 254,310,000 roubles on series A02 bonds were paid out.

Bond Particulars

| **Bonds** | **Series A01** | **Series A02** |
|---|---|---|
| **Means of Placement** | Closed subscription | Open subscription |
| **Underwriters** | Region Investment Company, NOMOS-BANK, Alfa Bank, Vnesheconombank | NOMOS-Bank, MDM-Bank, Vneshtorgbank |
| **Date of placement** | April 2, 2002 | November 5, 2002 |
| **Date of repayment** | March 27, 2005 | November 2, 2005 |
| **Volume of release** | 600 million roubles | 1.5 billion roubles |
| **Quantity of coupons** | 6 | 6 |
| **Interest rate:** | | |
| 1 coupon | 20.4% | 18.5% |
| 2 coupon | 18.5% | 18.5% |
| 3 coupon | 12.0% | 17.0% |
| 4 coupon | 12.0% | 17.0% |
| 5 coupon | 8.0% | 16.0% |
| 6 coupon | 8.0% | 16.0% |
| **Secondary Market** | MICEX, RTS | MICEX, RTS |

IRKUT Corporation Bond Trading Dynamics in 2004


Trade volumes, in roubles
700 000 000
600 000 000
500 000 000
400 000 000
300 000 000
200 000 000
100 000 000
0
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Profitability, %
January
February
March
April
May
June
July
August
September
October
November
December
Trade Volume of A01 Bonds
Trade Volume of A02 Bonds
Profitability of A01 Bonds
Profitability of A02 Bonds

The decline in trade volumes of A01 series bonds relates to the IRKUT's use of irrevocable offers for bond repayment in March 2004. After the close of the offer, on 29 March 2004, 66,327 of the 600,000 A01 series bonds issued remained in circulation.

Ownership of Series A01 and A02 Bonds


8.7%
56.6%
Commercial banks and investment companies
Institutions and private Individuals
Management companies

## Credits and loans

In 2004 IRKUT obtained a range of loans and continued to actively manage its debt market activities. In June 2004 IRKUT obtained $20 mln credit from Mosnarbank (Singapore) to finance production activity. Additionally, during the year, the Corporation worked in close conjunction with Sberbank of Russia, which has extended a range of credit lines totaling more than $190 mln and have been used to finance operations under the licensing agreement with India. Smaller sums have also been utilized from MDM Bank. During the year IRKUT Corporation repaid earlier loans from Sberbank, Vneshtorgbank, Alfa Bank and Rosbank.



# IRKUT Corporation in the Share Market

# IRKUT Corporation in the Share Market

## Share Issues, Chartered Capital

IRKUT Chartered Capital at 1 January 2004 was 2,373,155,625 roubles and distributed between 791,051,875 ordinary registered shares with a face value of 3 roubles each. At a general meeting on 2 December 2003, shareholders voted for an increase in the authorized capital of the Corporation by an additional issue of 87,894,653 ordinary registered shares with a face value of 3 roubles each, placed on closed subscription.

The Russian Federal Securities Commission registered the additional share issue on February 6, 2004; the state registration number is 1-03-00040-A-001-D. The Russian Federal Financial Markets Service (FFMS) registered a report on the results of the additional share issue on 2 July 2004. On 11 November 2004 the additional share issue specific code of the state registration number 001-D was annulled by order of the Russian FFMS.

As a result of the additional share issue the chartered capital of the IRKUT increased by 263,683,959 roubles and totaled 2,636,839,584 roubles.

**Structure of IRKUT Chartered Capital**

| Parameter | 01.01.2004 | 31.12.2004 |
|---|---|---|
| Number of ordinary shares | 791,051,875 | 878,946,528 |
| Face value, roubles | 3 | 3 |
| Number of preferred shares. | 0 | 0 |
| Face value, roubles | - | - |
| | | |
| Chartered capital, roubles | 2,373,155,625 | 2,636,839,584 |

**Corporation Financial Results according to IFRS, per share**

| Parameter | 31.12.2003 | 31.12.2004 |
|---|---|---|
| Cost of Net assets, in thousands of US dollars | 411,330 | 644,038 |
| Cost of Net assets, per share, | 0.52 | 0.73 |
| Sales, in thousands of US dollars* | 522,025 | 621,852 |
| Sales per share, in dollars. | 0.66 | 0.71 |
| Net income, in thousands of US dollars | 1,815 | 68,370 |
| Net income per share, in dollars | 0.002 | 0.078 |

* Total cost of assets minus short-term credits and loans

# IRKUT shares on the Capital Market

IRKUT shares issued for trading passed listing procedures and were included on the RTS quote list «B» on February 25 and on March 15, 2004, accordingly. Shares issued for trading passed the MICEX listing procedure and were included on the quote list «B» on March 2 and on March 22, 2004, accordingly. IRKUT shares are traded on RTS and MICEX under the symbol «IRKT».

**MICEX and RTS Share Trading Dynamics in 2004**


Trade volume, in US dollars
140 000 000
120 000 000
100 000 000
80 000 000
60 000 000
40 000 000
20 000 000
0
Price, in US dollars
0.7000
0.6500
0.6000
0.5500
0.5000
0.4500
0.4000
0.3500
0.3000
March
April
May
June
July
August
September
October
November
December
Trade volume
Share price on MICEX
Share price on RTS

The greatest volume of IRKUT share trading occurred on March and April 2004, as a result of the IPO. Since September 2004 share-trading volumes have been stable and showed steady growth in dollar value per share, reflecting the trend in the market but without a serious slide towards year-end. This reflects a growth in interest of and trust by investors, and the development of a modern corporate image befitting a rapidly developing corporation and the profitable and effective performance of the IRKUT team.

**Dynamics of Price Fluctuation of Corporation Shares and RTS index in 2004**


change, %
110.0
100.0
90.00
80.00
70.00
60.00
March
April
May
June
July
August
September
October
November
December
MICEX
RTS
RTS index

# Dividend Policy and History

The IRKUT Corporation Board of Directors authorized a dividend policy for 2001 to 2004. In compliance with the dividend policy the IRKUT Corporation confirms that the main priority of the Corporation is the observance of shareholder rights stipulated by current Russian Federation legislation, the Corporate Charter, and the Code of Corporate Ethics and other internal documents. The basic purpose of the Corporation's dividend policy is to increase shareholders value, through payment of dividends and through the growth of the Corporation's capitalization, and also to maintain a balance of interests between shareholders and the Corporation in the distribution of net income. Any issues concerning the size and date of dividend payments are resolved at the Annual Shareholder meeting at the recommendation of Board of Directors.

At the Annual Shareholder meeting on 26 June 2004 it was decided to direct $1.074 mln from the results of 2003 towards the payment of dividends.

The recommended size of dividends was ratified by the IRKUT Board of Directors, based on the results of activities in 2004, and the Annual General Meeting of IRKUT Corporation shareholders on 24 June 2005 the proposal to pay out $3.071 mln was approved. The per-share dividend and total value of paid dividends for 2004 were significantly higher than in recent years.

Currently, dividends are accounted for as proceeding from net income according to Russian Accounting Standards. Last year, in the interests of shareholders and the Corporation, the IRKUT Board of Directors voted to adhere to a dividend policy in compliance with IFRS beginning from 2005.

**Dividends Paid in 2001-2004**

| | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|
| Net income on RAS, in $ mln | 30.3 | 4.4 | 10.8 | 2.2 |
| Net income on RAS, in mln of roubles | 841.2 | 130.8 | 344.4 | 67.5 |
| Dividends per share, in roubles | 0.1 | 0.04 | 0.09 | 0.01 |
| Total sum of dividends paid out, in $ mln | 3.1 | 1.1 | 2.2 | 0.3 |
| The share of net income directed to the payment of dividends, in % | 10.5 | 24.2 | 20.7 | 11.7 |
| Dividend profitability, in % | 0.63 | 0.24 | 1.6 | 0.26 |

## Part 3 – Liquidity and Capital Resources



## Part 4 – Other Information



# Consolidated Financial Statements for the year ended 31 December 2004

# Financial Strategy. Message from the Vice-President for Corporate Finance

## Dear shareholders,

*This financial year IRKUT was the first Russian aerospace company to carry out an initial public offering of shares and set up a program of American Depository Receipts.*

As should be quite apparent from the details of this report, it has been another year of stable and dynamic development for the IRKUT Corporation, both operationally and financially.

All labor commitments, which were promised for completion last year, have been completed. The delivery of Su-30K and Su-30MKI fighter jets to India was completed in December 2004, and key milestones for completing remaining contracts have been successfully met this year.

This financial year IRKUT was the first Russian aerospace company to carry out an initial public offering (IPO) of shares and set up a program of American Depository Receipts (ADR). After the completion of the IPO in March 2004, the Corporation received a market value of its cost — which has risen to $545 mln. 28.4% of IRKUT shares are in market free-float, and the value of the shares placed with investors during the offer has risen to $127 mln.

In December 2004 IRKUT established a sponsored ADR program, which allows for the conversion of up to 40% of the authorized capital of IRKUT Corporation into American Depository Receipts. The program is focused on expanding the number of investors in IRKUT Corporation, reducing their risks, increasing the liquidity of tradable securities, and strengthening the position of IRKUT Corporation on inter-



national financial markets. The first transaction was accomplished in January 2005, and by May 2005, about 270 thousand Depository Receipts were released, with a value of $4.5 mln.

During the financial year we had numerous meetings with representatives from the international investment community, within a framework of conferences and a series of independent road shows. This has further improved the corporate image of IRKUT Corporation amongst the international investment community and served to further increase our level of transparency.

*Our 2004 results show improved key financial indicators. The revenue according to IFRS has increased almost 20% from last year to reach $621.9 mln; net income has increased 3700 % on last year to $68.4 mln.*

Our 2004 results show improved key financial indicators. The revenue according to IFRS has increased almost 20% from last year to reach $621.9 mln; net income has increased 3700% on last year to $68.4 mln; the gross margin and EBITDA margin have reached 46.8% and 26.5% respectively — an improvement on the same figures in recent years.

We have been very active on the debt market. The weighted-average interest rate applying to credits of the IRKUT Corporation decreased from 9.8% at the end of 2003 to 7.6% at the end of 2004. Additionally, the weighted-average maturity of loans at the end of 2004 has nearly doubled from one year earlier. These factors and the increased US dollar component of IRKUT credit have enabled a reduction in net debt of more than $100 mln from 2003.

These first class financial indicators have been achieved not only through the efficiency and efforts of all IRKUT's teams, and their commitment to the future of the Corporation, but also because of the recent introduction of new technologies.

In 2003 the «Finance» and «Logistics» modules of the BAAN ERP-systems were integrated into commercial operation and in 2004 the «Manufacture» module was integrated. These systems have enabled improvements in key operational areas through reducing labor and time expenses, and improving management control over production costs.

The fulfillment of contracts and obligations in 2004 has demanded huge material and labor commitments and has meant that IRKUT Corporation has not achieved its most optimistic targets for the year. However, the effort of all divisions of the company has shown that an industry as labor-intensive as aircraft manufacture requires high operational expenditure as well as production costs, but that this nevertheless allows for dynamic development. Additionally, it allows for growth in earnings and net profits, and active financial management to reduce the cost of loans and to increase capitalization. We are looking ahead with optimism and confidence that our development strategy will bring only improvements!

**Dmitri A. Eliseev,**
Vice-President for Corporate finance

# IRKUT Corporation Management Discussion and Analysis 2004



# IRKUT Corporation Management Discussion and Analysis 2004

The Management Discussion and Analysis (MD&A) provides additional management comment on Operating and Financial results. This includes results of business segments, financial conditions for the year ended December 31, 2004, liquidity and capital resources, important events and corporate risks.

This MD&A should be read in conjunction with the Consolidated Financial Statements for 2002, 2003 and 2004, prepared according to US GAAP for 2002 and according to IFRS for 2003 and 2004. All sums expressed in this MD&A are in US Dollars unless otherwise indicated.

## Part I - Operating Results

Corporate Revenue for 2004 was $621.9 mln. This represented an increase of $99.8 mln (19.1%) on the 2003 figure of $522.0 mln.

Corporate revenue came from four key operations; Military Aircraft, Civil Aircraft, Aircraft Components, and Other Business:

| **Figures in $ mln** | **2004** | **2003** | **2002** |
|---|---|---|---|
| **Military Aircraft** | 463.7 | 382.6 | 444.3 |
| Delivery of Su-27UBK to China | - | - | 186.2 |
| Delivery of Su-30MKI to India | 289.3 | 312.5 | 258.1 |
| Licensing agreement with India | 174.4 | 70.1 | - |
| **Civil aircraft** | 22.3 | 22.9 | 8.8 |
| Delivery of Be-200 to EMERCOM | 22.3 | 22.9 | 8.8 |
| **Aircraft components** | 111.3 | 96.4 | 49.0 |
| Licensing agreement with India | 110.5 | 96.4 | 10.0 |
| **Other segments** | 24.5 | 20.1 | 26.4 |
| Non-core products and autogyro | 17.4 | 18.2 | 26.4 |
| Modernization of Su-27UBK (CIS) | 7.1 | 1.9 | - |
| **Total revenue** | **621.9** | **522.0** | **528.5** |

In 2004 Military aircraft operations included two contracts: The delivery of Su-30MKI to India and part of production of Su-30MKI's in India under the licensing agreement.

Revenues from the licensing agreement with India are represented under both the Military Aircraft and Aircraft Component operations.

- They are represented under Military Aircraft where the sales are aircraft parts or finished goods with a production cycle greater than 15 months. This revenue is recognized on a percentage of completion basis, measured by the ratio of total direct costs of materials, labor costs and R&D costs incurred to date relative to the total estimated respective costs of for completing of the contract.
- They are represented under Aircraft Components where they have a production cycle of less than 15 months and are recognized on an actual shipment basis.

Aircraft components will also include revenue from the production of aircraft components for EADS from the year 2006.

At the end of 2004 the consolidated signed backlog was $3.9 bln; while the year-end backlog of the still negotiated contracts* was about $3.0 bln. Below given segment discussions also include information relating to signed and negotiated backlog for each operation.

## A.A. Military Aircraft

I. In 2004 revenue from sales of military aircraft increased 21.2% to $463.7 mln from $382.6 mln in 2003. The majority of the increase was due to the licensing agreement with India for production of Su-30MKI fighters, which increased by $104.3 mln. Revenue from military aircraft made up 74.6% of total revenue in 2004, up from 73.3% in 2003.

II. The military aircraft signed backlog at the end of 2004 was $1.4 billion — not including those military aircraft under the licensing agreement (due to difficulties in timing recognition of revenue for products with a production cycle of more than 15 months for future terms). The currently negotiated backlog is estimated at $2.6 billion as of 31 December, 2004.

In 2004 IRKUT military production was represented by the Su-30MKI fighter and the Yak-130 combat trainer, which was at the final stage of development at December 31, 2004. In May 2005 the Russian Air Force signed a contract with the Sokol aviation plant for 12 Yak-130 combat trainers and mass production is scheduled for 2006.

III. The main competition for the Su-30 MKI/MKM aircraft are heavy fighters such as F/A-18, F-15 or Rafale. A small number of key characteristics determine the competitive capacities of contemporary fighters, primarily maneuverability and armaments. The Su-30 MKI/MKM fighters are equipped with engines with thrust vector control, which makes the fighters super maneuverable in comparison with potential competitors. Russia's MiG-AT and Italy's M346 combat trainers are the main competitors for the Yak-130.

IV. IRKUT expects demand for Su-30MKI/MKM fighters to be constant until 2010, after which it will begin to decrease. A signed contract with Malaysia for 18 fighters deliveries and a number of expected contracts will significantly increase military aircraft revenue in medium-term future.

After 2010 IRKUT is preparing to launch a number of civilian programs under the diversification strategy aimed at achieving a 50/50 ratio (Military/Civil Aircraft), which will allow a significant decrease in risks for shareholders and enable greater flexibility in responding to demand in the aviation market.

## A.B. Civil Aircraft

I. Revenue from civil aircraft sales decreased marginally in 2004, to $22.3 mln from $22.9 mln in 2003. The percentage of civil aircraft sales to total sales dropped from

* Here and after we use conjectural estimates of negotiated backlog

4.4% to 3.6% with the prime cause being the substantial increase in revenues from the sale of military aircraft.

II. The signed backlog for civil aircraft at 31 December 2004 consisted of $115 mln (Be-200 deliveries to the Ministry of Emergency Situtations) and the negotiated backlog is approximately $400 mln.

III. The Be-200 amphibious aircraft is IRKUT's key civil aviation product. With its unique capabilities it has no direct competitors (please see attachment to this Annual Report). IRKUT Corporation is currently negotiating with EADS to create a Joint Venture for promotion and certification of Be-200 on the European and American markets. This Joint Venture will facilitate greater access to western aviation markets, as well as increasing the production of civil aircraft and diversifying the production portfolio.

## A.C. Aircraft Components

I. Sales of components and equipment were $111.3 mln in 2004, a 15.5% increase on 2003. This is primarily due to the move to second phase of the Licensing Agreement with India, which implies higher proportion of production of components, than the first phase. The increase was facilitated by the cutback in production of components due to the re-tooling of workshops for EADS production. Production for EADS requires certification and is labor intensive, implying higher labor and administrative costs than production of components for an internal order or under the licensing agreement.

II. The confirmed orders, at year end, for aircraft components were $200 mln, not including components under the licensing agreement with India. In 2005 IRKUT has commenced negotiations with EADS to increase production to $100 mln per year starting from 2008.

## A.D. Other Business

In 2004, revenue from other business operations increased to $24.5 mln from $20.1 mln in 2003. The $4.4 mln rise represents a 21.9% increase. The revenue stems from new contracts for modernization of Su-27UBKs and deliveries of the A-002 Autogyro.

Also, in 2004 IRKUT launched the restructuring program, and a part of which included withdrawing non-core assets. This program was partly done in 2004, these enterprises successfully operated and their revenue was consolidated in the corporate financial statements.

We do not provide a backlog for other business segments because it is frequently difficult to forecast short-term and small contracts.

Nevertheless, in the context of this group or as a self-dependent group we should emphasize the unmanned aerial vehicle (UAV). The UAV is a cost-effective replacement for fixed-and-rotary wing aircraft in high-risk missions. IRKUT believes the UAV market will play a major role in homeland security and border control missions in Russia and internationally. These beliefs are also shared by the Teal Group, who forecasts a global market size of $30 billion by 2015.

## B. Cost of Goods Sold

In 2004 the corporate Cost of Goods Sold increased $15.8 mln (5.0%) to $330.9 mln from $315.1 mln in 2003.

COGS Breakdown:

| Figures in $ mln | 2004 | 2003 | 2002 |
|---|---|---|---|
| | IFRS | IFRS | US GAAP |
| **Components and Materials Costs** | 220.7 | 176.0 | 238.1 |
| **Labor Costs** | 39.1 | 29.1 | 26.2 |
| **Depreciation and Amortization** | 16.4 | 16.4 | 14.4 |
| **Research and Development** | 35.9 | 79.4 | 40.8 |
| **Other Costs in COGS** | 17.9 | 14.2 | 24.4 |
| **Total** | **330.9** | **315.1** | **343.9** |

### I. Component and Material Costs

The cost of components and materials increased by $44.7 mln, i.e. 25.4%. This category as a percentage of all Cost of Goods Sold increased from 55.9% to 66.7%, retaining the year 2003 level of 34-35% of sales.

In producing military, civilian and dual-use aircraft the Corporation purchases significant volumes of components and materials, including metals, electronic equipment, engines and hydraulics from domestic and foreign manufacturers.

The high cost of components in 2004 was related to the construction of military aircraft for India according to the first phase of the licensing agreement, which involved the installation of expensive components such as radars, engines and electronic equipment. Other expenses remained relatively stable throughout the production process.

### II. Labor Costs

Labor costs increased by 34.4% to $ 39.1 mln in 2004 from $29.1 mln in 2003. This increase is in part attributable to changes in the staff structure of the Irkutsk Aviation Plant. In 2004 IRKUT reduced the number of non-production employees at the main production plant. Salaries of remaining production employees were increased and revenue per employee improved.

Moreover, the group acquired A.S. Yakovlev Design Bureau, thereby increasing its stuff and labor costs.

### III. Depreciation and Amortization

Depreciation and amortization expenses for the year 2004 were $16.4 mln, an increase of just $7,000 on the 2003 figure. This slight increase is due to an increase in IRKUT's fixed assets, because of acquisition of A.S. Yakovlev design bureau with its real estate. Besides this the Corporation partly put into operation new equipment in return of fully amortized.

IV. **Research and Development**

Research and development expenses in COGS are direct expenses calculated according to proportional availability and written off on the actual completion basis. Design services are provided according to an approved schedule, which corresponds to production and delivery schedules.

It is necessary to note also, that other expenses for research and development are reflected either in operational expenses and written off at the moment they are incurred, or they are capitalized and reflected in the balance sheet. Research and development in the balance sheet should meet three criteria: the final stage of research, the intention and possibility of completing the research, and the likelihood that any such research will bring future revenue streams.

Research and development (R&D) expenses in COGS decreased sharply to $35.9 mln in 2004, from $79.4 mln in 2003. This is primarily due to the completion of research and development work associated with the Su-30MK and the start of mass production of this aircraft. The current R&D outlay is linked to development of the Su-30MKI model, under agreements with the Sukhoi Design Bureau and JSC NPO Saturn, reasoning from development works required for compatibility of the aircraft's specifications with the client's demands.

V. **Other Costs in Costs of Goods Sold**

Other costs related to COGS, including insurance and warranty service expenses, increased by $3.7 mln (26.1%) to $17.9 mln in 2004. Other goods and services, as a percentage of overall Cost of Goods Sold slightly increased to 5.4% from 4.5% in 2003.

## C. Operating Expenses

Operating expenses increased to $142.4 mln in 2004, an increase of $10.9 mln or 8.3%. Below is detailed information on operating expenses for the years 2004-2002.

Operating expenses breakdown:

| Figures in $ mln | 2004 | 2003 | 2002 |
|---|---|---|---|
| | IFRS | IFRS | US GAAP |
| **Research and Development** | 11.7 | 10.9 | 29.8 |
| **Taxes other than Income Tax** | 2.8 | 9.1 | 7.7 |
| **Administrative and Distribution Expenses** | 105.2 | 93.9 | 46.9 |
| **Social Expenses** | 7.9 | 5.7 | 5.8 |
| **Repair and Maintenance** | 7.8 | 5.6 | 4.8 |
| **Other Operating Expenses** | 6.9 | 6.5 | 1.2 |
| **Total** | **142.4** | **131.7** | **96.2** |

I. **Research and Development**

Research and development expenses increased by $0.8 mln or 7.3% to $11.7 mln in 2004 from $10.9 mln in 2003. The percentage of research and development expenditure as a proportion of total operating expenses decreased from 8.3% in 2003 to 8.2% in 2004. This was primarily due to the capitalization and reflection of the most of these expenses in the balance sheet as many research and development works were in the final phase at the end of 2004. Moreover most R & D expenses are calculated in US dollars and have suffered the effects of the weakening value of the dollar in currency markets.

II. **Taxes other than Income Tax**

Total tax payments for 2004 other than income tax amounted to $2.8 mln, a 69.2% decrease on the $9.1 mln in 2003. This represents a 2.0% decrease in total operating expenses, down from 6.9% in 2003. The decrease was the result of the weakening of the US dollar and property tax allowance. Until 2004 almost all Corporation's assets including work-in-progress and stocks of materials were imposed by tax. As these assets comprise the immense share of IRKUT's total assets their withdrawal from the tax base significantly reduced the expense on property tax.

III. **Administrative and Distribution Expenses**

Administrative and distribution expenses include commissions paid to corporate representatives for foreign sales of military aircraft, as well as expenses connected with inspection and delivery of aircraft. In 2004 these expenses increased by $11.3 mln to $105.2 mln and as a share of total operating expenses from 71.3% in 2003 to 73.9% in 2004. Distribution expenses were 59.1% of this category, down from 62.2%. Administrative expenses increased from 37.8% in 2003 to 40.9% in 2004.

IV. **Social Expenses**

Social expenses increased by 38.6%, to $7.9 mln in 2004 from $5.7 mln in 2003 representing an increased as a percentage of total operating expenses from 4.3% to 5.5%. Social infrastructure expenses are denominated in roubles and the exchange rate drop of the US dollar to the Russian rouble of over 5.8% during 2004 meant that the real increase in social infrastructure expenses was much lower, representing divestiture by the Corporation of social infrastructure operations by separating these into independent enterprises to decrease overhead expenses. As of December 31, 2004 the Corporation had excised several workshops and departments of the Irkutsk Aviation Plant and established 7 different social enterprises. Total net income of these enterprises in 2004 was about $160,000.

V. **Repair and Maintenance**

In 2004 repair and maintenance expenses increased by $2.3 mln or 41.0% although the percentage of total operating expenses this represents decreased from 4.3% in 2003 to 5.5% in 2004. This reflects the launch of Be-200 production.

VI. **Other Operating Expenses**

Other operating expenses include the impairment of loans, bad debts and losses on disposals of PP&E. In 2004 other operating expenses increased to $6.9 mln from $6.5 mln in 2003, a rise of $0.5 mln or 7.3%.

## D. Income Tax

IRKUT accrues deferred income tax in accordance with the Accounting for Income Taxes Statement of International Accounting Standard (IAS) No 12. IAS No 12 requires that deferred tax assets and liabilities be recognized for future tax consequences of events that have been recognized in the financial statements or tax returns. The difference between the value of an asset or liability for tax purposes and the value of this asset or obligation in the financial statement is called a temporary difference. Such differences are accounted for in the calculation of income tax when given assets or liabilities become elements of income or expense on the tax return. A deferred asset or liability is the increase or decrease of future tax payments due to time differences or outstanding losses from previous years.

In 2003 IRKUT made a transition to the IFRS from the US GAAP and reported consolidated Financial Statement under both standards for that year. The 2003 MD&A was related to US GAAP financials and Income Tax was described in accordance with SFAS No 52 and 109. These Statements of Financial Accounting Standards prohibit recognizing a deferred tax liability or asset for the taxable difference related to re-measurement of non-monetary assets from RUR to USD. In 2004 we are publishing financial statements in accordance with the IFRS. That means that, under IAS No 12 IRKUT now recognizes this deferred tax liability or asset in the balance sheet. The table below shows how these differences come into effect:

| $ mln | 2004 | 2003 | 2002 |
|---|---|---|---|
| Tax-exempt item | - | 6.1 | 5.2 |
| US GAAP | | Recognized as tax-exempt items | Recognized as tax-exempt items |
| IFRS | Recognized as deferred tax liability or asset | Recognized as deferred tax liability or asset | |

## E. Profitability Analysis

| Figures in $ mln | 2004 | 2003 | 2002 |
|---|---|---|---|
| | IFRS | IFRS | US GAAP |
| **Revenue** | 621.9 | 522.0 | 528.5 |
| **Cost of Goods Sold** | 330.9 | 315.1 | 343.9 |
| **Gross Profit** | 291.0 | 206.9 | 184.6 |
| Gross Margin | 47% | 40% | 35% |
| **Operating Expenses** | 142.4 | 131.7 | 96.2 |
| **Operating Income** | 148.5 | 75.3 | 88.4 |
| Operating Margin | 24% | 14% | 17% |
| **DD&A** | 16.4 | 16.4 | 14.4 |
| **EBITDA** | 164.9 | 91.7 | 102.8 |
| EBITDA Margin | 27% | 18% | 19% |
| **EBIT** | 145.6 | 65.5 | 81.9 |
| **Interest Expenses** | 58.1 | 65.1 | 72.6 |

| | | | |
|---|---|---|---|
| **Other Financing Expenses** | 2.9 | 9.8 | 6.5 |
| **Income Tax** | (-20.2) | 0.6 | (-17.4) |
| **Net Income** | 68.4 | 1.8 | (-7.8) |
| Net Income Margin | 11.0% | 0.3% | (-1.5%) |


50%
40%
30%
20%
10%
0%
-10%
47%
24%
27%
11%
40%
14%
18%
0.3%
35%
17%
19%
-1.5%
2004
2003
2002
Gross margins
EBITDA margin
Operating margin
Net income margin

I. **Gross Margin**

In December 2004 IRKUT completed the contract signed with the Indian Ministry of Defense in November 1996 for delivery of 40 Su-30K/MKI fighters. The aircraft have been delivered in four consignments. Within the first consignment IRKUT delivered 18 Su-30K fighters whilst simultaneously conducting R&D on a Su-30MKI modification that was implemented with the three ensuing consignments. This enabled IRKUT to replace earlier delivered Su-30Ks with the newer Su-30MKI variant and to reflect this as an extension of the contract.

The contract extension significantly increased margins due to the fixed R&D expenses, which were recognized in preceding years. The disparity between revenues accrued and R&D expenses outlaid led to significant improvements in the profitability of the contract and also total gross profitability.

In 2004 the corporate Cost of Goods Sold slightly increased by $15.8 mln, or 5% in comparison to the increased revenues of $99.9 mln (up 19.1%). This caused gross profit to increase $84.1 mln (up 40.6%) in 2004, and drove the gross profit margin from 40% in 2003 to 47% in 2004. These positive dynamics could have been better but for the increased cost of materials in 2004. The year 2003 production was partly supplied with cheaper inventories from previous years, which were all used during 2003.

II. **Operating Margin**

The improved gross profitability and relatively steady operating expenses, which rose only $10.7 mln, or 8.1%, increased operating profit up $73.2 mln, or 97.2%, to $148.5 mln in 2004, with an operating margin of 24% in 2004, up from 14% in 2003.

III. **EBITDA Margin**

EBITDA increased 79.8% or $73.2 mln to $164.9 mln in 2004, up from $91.7 mln in 2003. EBITDA margin was 27% in 2004, up from 18% in 2003. The EBITDA increase was due to the rise in operating income and the increase in DD&A.

IV. **Net Income and Net Income Margin**

Due to sizeable income tax and financial expenses we faced net income for the year 2004 of $68.4 mln up from $1.8 mln in 2003, which represented a net income margin increase from 0.3% in 2003 to 11.0% in 2004.

# Part 2 - Critical Accounting

## A. Accounting Developments

During the years 2003 and 2004 the International Financial Reporting Standards (IFRS) Advisory Council introduced several changes in International Accounting Standards (IAS), which effected financial statements including changes to IFRS 1 and 2, IAS 10, 16, 21 and 40. IFRS 3 has been applied to all business combinations starting from the IFRS transition date of 1 January 2003. Related amendments to IAS 36 and IAS 38 also have been applied from this date.

## B. Changes in the Consolidation Perimeter

Disposals and acquisitions of interests in various businesses can account for differences in IRKUT' results of operations for 2004 compared to 2003.

According to the IFRS standards affiliated companies should be divided into three groups:

| IRKUT Share in Affiliated Company | Type of Affiliated Company | IFRS Standard | Consolidation Method |
|---|---|---|---|
| **50%-100%** | Subsidiaries | IFRS 3, IAS 27, 36 | The financial statements are fully included in the consolidated financial statements. |
| **20%-50%** | Associates | IAS 28, 36 | The consolidated financial statements include Group share of the total recognized gains and losses on an equity accounted basis. |
| **Lower than 20%** | Fair-value consolidated | IAS 36, 39 | Consolidation on a fair-value of share basis. |

Subsidiaries are those companies controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the company. Associates are those companies in which the Group has significant influence, but not control over the financial and operating policies.

| Name | Principal Activity | Ownership Interest | |
|---|---|---|---|
| | | December 31, 2004 | December 31, 2003 |
| **Subsidiaries** | | | |
| CJSC «Beta Air» | Development of Be-200 aircraft | 66.15%* | 66.15%* |
| CJSC «Russian Avonics» | Research and Development | 51.00% | 51.00% |
| CJSC «IRKUT AviaSTEP» | Research and Development | 100% | 100% |
| CJSC «Itela» | Research and Development | 51.00% | 51.00% |
| CJSC «Tekhservisavia» | Research and Development | 51.00% | 51.00% |

| | | | |
|---|---|---|---|
| OJSC «NII Izmerenia» | Freehold of office space in Moscow | 97.96% | 97.96% |
| OJSC «OKB Yakovleva» (A.S. Yakovlev Design Bureau) | Research and Development of «Yakovlev family» aircraft | 75.46% | -- |
| CJSC «IRKUT Industry» | Engineering | 100% | -- |
| **Associates** | | | |
| OJSC «TANTK Berieva» (Beriev Aircraft Company) | Research and Development of Be-200 | 39.57%* | 39.57%* |
| «Gidroaviasalon» Ltd | Marketing | 30.00% | 30.00% |

In April 2004 IRKUT acquired 1.271 million ordinary shares and 70 thousand preferred shares of OJSC «OKB im. A.S. Yakovleva» (A.S. Yakovlev Design Bureau), which represented 75.46% of the issued capital. The A.S. Yakovlev Design Bureau is the developer of the Yak-130 combat trainer, which has won the tender for the Russian Air Force combat-training aircraft. The strategic objective of the acquisition was to obtain intellectual property rights for the Yak-130.

## C. Impairment of assets

The carrying amount of goodwill, and intangible assets not yet in use, is tested for impairment annually. The carrying amounts of the Group's other assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in the income statement.

## D. Effects of transactions in different currencies

In 2004 the US dollar/Russian rouble exchange rate dropped 5.8%, and real US dollar depreciation against the Russian rouble was 18.5%. Currency fluctuations of this magnitude can have negative and positive impacts on corporate operations, particularly on an international corporate entity such as IRKUT, with contract timings, delivery schedules, currency holdings and hedging capacity influencing results. The table below illustrates recent trends in US dollar/Russian rouble exchange.

| % | 2004 | 2003 | 2002 |
|---|---|---|---|
| **USD/RUR exchange rate decrease** | 5.8% | 7.3% | (5.5%) |
| **Real USD depreciation** | 18.5% | 20.8% | 9.1% |

The main operational currency of IRKUT is the US dollar, reflecting the market in which the Corporation operates and the fact that, in 2004, about 90% of sales came from export contracts signed in US dollars. This means that deterioration in the value of the US dollar has a negative influence on revenue.

*Financial statements show consolidated share in «Beriev Aircraft Company» and «Beta Air» of 44%.

Costs for raw goods and materials are generally set in roubles. The costs of design services are generally denominated in US dollars, as well as the research and development costs linked to the development of our main product, the Su-30MKI model, under the agreements with Sukhoi Design Bureau and NPO Saturn. Costs of components are set in dollars, but labor costs and research and development costs, other significant costs in the COGS breakdown, are set in roubles, representing 11.8% and 10.8% correspondently in 2004, and this increased the COGS as a whole.

Most operational research and development expenses are denominated in US dollars. Most of the bank loans are set in US dollars, thereby net financing expenses, such as interest expenses and losses from investments, are also usually reflected in US dollars. Foreign exchange losses for 2004 were $2.8 mln, down 57.1% from 2003. This significant decrease in currency exchange losses reflects the corporate strategy of turning to single-currency contracts with both suppliers and customers.

# Part 3 - Liquidity and Capital Resources

## A. Non-Current Assets

Non-current assets for 2004, 2003 and 2002 are presented in detail below.

| Non-current assets (in $ mln) | 2004 | 2003 | 2002 |
|---|---|---|---|
| PP&E | 182.6 | 169.2 | 152.7 |
| Intangibles | 92.8 | 38.3 | 22.4 |
| Investments in associates | 9.0 | 7.9 | 7.7 |
| Other investments and non-current assets | 20.9 | 19.6 | 22.3 |

In 2004, non-current assets increased by $70.2 mln, or 29.9%, to $305.2 mln from $235.0 mln in 2003. The structure of non-current assets did not change.

### I. Property, Plant and Equipment

IRKUT PP&E increased to $182.6 mln in 2004, up $13.4 mln (7.9%) from 2003. Fixed assets, including land and buildings (valued at $173.8 mln in 2004), plant and equipment ($219.8 mln), and construction in progress ($29.3 mln) and were depreciated by $240.3 mln, which represented a $9.5 mln or 3.8% reduction in the 2003 accumulated depreciation figure.

### II. Intangibles

IRKUT's intangible assets were valued at $92.8 mln in 2004, a $54.5 mln or 142.3% increase on the 2003 figure. This substantial jump reflected the acquisition of the A.S. Yakovlev Design Bureau, which has the intellectual property rights to the Yak-130 combat trainer, Yak-42D aircraft and for several versions of unmanned aerial vehicles (UAVs). Intellectual property rights for the Be-200 amphibious aircraft also increased in 2004 from $26.0 mln to $31.3 mln.

III. **Investments in Associates**

In 2004 investments in associates increased to $9.0 mln, a $1.1 mln on the $7.9 mln 2003 figure. These investments are primarily in the «Beriev Aircraft Company» and the «Smolensk Aviation Plant» (the subsidiary of the A.S. Yakovlev Design Bureau).

IV. **Other investments and non-current financial assets**

Other investments and non-current financial assets were up 6.6%, to $20.9 mln in 2004. Available-for-sale investments stated at cost, increased $2.3 mln to $20.6 mln, other non-current financial assets were $0.3 mln, down from $1.3 mln in 2003.

## B. Current assets

| Current assets (in $ mln) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Investments | 0.4 | 36.4 | 65.1 |
| Inventories | 259.5 | 200.2 | 206.9 |
| Trade and other receivables | 236.1 | 264.4 | 144.3 |
| Cash and equivalents | 115.0 | 13.1 | 22.2 |

I. **Investments**

Current investments were $0.4 mln, a significant 98.9% decrease. The Corporation had no available-for-sale debt securities stated at fair value in 2004 in comparison to $36.1 mln in 2003. The decrease in available-for-sale debt securities could be explained with redemption of bills of credit and with sale of part of these securities.

II. **Inventories**

Inventories increased 29.7% or $59.4 mln to $259.5 mln, from the $200.2 mln of 2003. This was primarily due to the reduction in advance payments, which declined from $153.5 mln in 2003 to $59.7 mln.

Other work in progress includes expenses on components and spare parts under the licensing agreement with India. In contracts that follow the principle of compounding revenue according to proportion available, inventories are included in the balance sheet minus advance payments received.

The structure of gross inventories (without advanced payments received) for 2004 is presented below:


3%
10%
10%
68%
Advance payments to suppliers
Amounts due from customers
Raw materials and other suppliers
Other work in progress
Aircraft components

III. **Trade and Other Receivables**

Trade and other receivables decreased 10.7% to $236.1 mln in 2004 from $264.4 mln in 2003. In 2004 IRKUT completed a shipment of Su-30MKI to India immediately prior to the end of the year. The bulk of the revenue was received within the same accounting period and less revenue remained as accounts receivable. The accounts receivable figure decreased to $91.9 mln from $116.8 mln in 2003.

IV. **Cash and Cash Equivalents**

At December 31, 2004 the cash and cash equivalents outstanding balance was $115.0 mln, compared to $13.1 mln in 2003. This significant increase is due to a major cash receipt right before the close of the reporting period.

Cash and cash equivalents are generally used for financing the current production program and invested in highly liquid financial instruments, with a maturity of less than one year.

## C. Current Liabilities

In 2004 current liabilities slightly increased to $468.4 mln, a $1.3 mln or 0.3% increase. Below is a detailed breakdown of current liabilities for the years 2004-2002:

| Figures in $ mln | 2004 | 2003 | 2002 |
|---|---|---|---|
| Loans and borrowings* | 272.2 | 337.9 | 460.3 |
| Trade and other payables | 186.4 | 122.3 | 33.9 |
| Provisions | 9.8 | 6.9 | 6.7 |

I. **Trade and Other Payables**

Despite a 19.4% reduction in loans and borrowings in 2004, a 52.4% increase in trade and other payables, from $122.3 mln to $186.4 mln, created an overall increase in current liabilities.

This is explained by a significant portion of received products not being paid for in the accounting period, and payments being made to IRKUT suppliers of goods and services after receipt of payments from IRKUT customers.

As reporting year was successful IRKUT increased income and other tax payments to $35.6 mln in 2004 from $6.9 mln in 2003. The value-added taxes for shipped but as yet unpaid products made up the largest share at this category.

Accrued expenses increased to $6.6 mln in 2004 from $5.3 mln in 2003. This category increased due to commission charge of Rosoboronexport and FAPRID (Federal Agency on Protection of Property Rights).

In accordance with corporate accounting policies, advances from customers include advances received on contracts for which revenues are calculated after shipment,

For current loans and borrowings please see E «Financial liabilities».

as opposed to proportional availability, where the production cycle for the item is less than 12 months. In 2004, advances received rose to $2.9 mln from $1.0 mln in 2003, reflecting receipt of advances under the licensing agreement with India.

II. **Provisions**

In 2004 provisions increased by 41.8% to $9.8 mln from $6.9 mln in 2003. This includes product warranties associated with particular product sales. Aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Corporation. The warranty includes non-conformance with specifications and defects in material and workmanship.

The warranty liability recorded to each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced moltiplied by the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level.

## D. Working Capital

Working capital is calculated as the difference between current assets and current liabilities and reflects IRKUT's dependence on short-term borrowings. IRKUT's needs for working assets are cyclical and directly related to product development stages. Standard conditions in agreements for the construction of military aircraft include a prepayment of 30-40%, submitted before the start of production. When facing equity shortages, IRKUT relies on short-term and long-term debt to finance the production cycle. Long-term assets are lowest at the start of production and peak immediately before the client pays for the delivered products, meaning debt is highest at this point. To finance working capital during production, the Corporation uses bank loans and other borrowing mechanisms.

On December 31, 2004, the Corporation's current assets exceeded its current liabilities by $142.7 mln compared with current assets exceeding current liabilities by $47.1 mln on December 31, 2003. This significant improvement in working capital means that IRKUT utilized less debt financing at the end of 2004 than at the end of 2003. IRKUT's final asset realization and long-term liquidity depend on the success of operating activities. If cash flow from operating activities is sufficient to finance future capital expenditures, IRKUT may reduce additional sources of financing, such as bank loans and bonds.

The working capital dynamics are presented below:

| Figures in $ mln | December 31, 2004 | December 31, 2003 | December 31, 2002 |
|---|---|---|---|
| Current assets | 611.1 | 514.2 | 438.4 |
| Current liabilities | 468.4 | 467.1 | 500.9 |
| Working capital | 142.7 | 47.1 | (62.5) |

# E. Financial Liabilities: LT and ST Loans and Borrowings

IRKUT can use bank loans, bonds and other financial instruments to finance its needs for working capital. Despite sound levels of working capital at the end of 2004, IRKUT will still need financing as corporate output grows.


Net debt
600
500
400
300
200
100
0
407
512
471
2004
2003
2002

IRKUT's net debt decreased 20.5% from $511.8 mln at December 31, 2003 to $406.8 mln on December 31, 2004. In IFRS statements, net debt is calculated as the difference between the sum of long-term and short-term debt, and the sum of cash and cash equivalents and current investments*. Active participation in the capital markets, described below, including debt maturity prolongation and reduction in interest rates enabled a reduction of net debt.

The Long Term and Short Term debt breakdown is presented below:


700
600
500
400
300
200
100
0
249.9
178.1
94.1
245.4
265.6
72.3
104.4
259.4
200.9
2004
2003
2002
long-term debt
current portion of long term debt
short-term debt

Debt that matures within one full production cycle is considered short-term. The technical details of production place IRKUT's cycle at 15 months, meaning that all debt maturing within 15 months is considered short-term. Also included here is the component of long-term debt, which should be repaid within 15 months of a production cycle.

Total debt includes credits and loans of affiliated companies.


700
600
500
400
300
200
100
0
148.1
374.0
325.6
257.7
365.8
199.0
2004
2003
2002
RUR
USD

* In the above graph, net debt for 2002 and 2003 is in accordance with US GAAP and Net debt for 2004 is in accordance with the IFRS. Current investments under IFRS differ from Short-term investments under US GAAP. To compare, add Loans given (refer note 15 IFRS).

The debt structure also changed in currency composition. Borrowings in US dollars were increased in 2004, correlating with IRKUT's export profile. Approximately 93% of 2004 corporate revenue came from export contracts signed in US dollars.


25
20
15
10
5
0
22.7
14.8
10.0
2004
2003
2002


14%
12%
10%
8%
6%
4%
2%
0%
7.6%
9.8%
11.6%
2004
2003
2002

Over 2004, the weighted-average debt maturity increased from 14.8 months to 22.7 months. The weighted-average debt interest rate decreased to 7.6% at the end of 2004, from 9.8% a year earlier.

## I. Credit Portfolio Structure and Dynamics

During the year 2004 IRKUT opened several long-term credit lines with Sberbank of Russia totaling more than $190 mln. These were used for financing works on the licensing agreement with India. In June 2004 IRKUT obtained a $20 mln syndicated loan from Mosnarbank (Singapore), which was used for financing the current production program. In 2004, IRKUT also obtained several smaller loans from MDM Bank and continued to compound earlier loans from Sberbank, Vneshtorgbank, Mosnarbank, Alfa Bank and International Moscow Bank. Pursuing a strategy of debt maturity prolongation most short-term credits were repaid. Total bank credits in 2004 were $406 mln, down from $415 mln in 2003. The credit portfolio structure and dynamics in the table below depicts credits derived from banks and does not include bond financing. The credit portfolio structure is characterized by project financing and consists of three levels. The first level is supported by the basic project banks — Sberbank of Russia and Monsarbank (Singapore). Credits from these project banks make up the greatest portion of credit resources. The second level consists of several banks providing credit resources of smaller size and for shorter terms. The third level consists of financial instruments on the securities market. The decreased diversification of the credit portfolio relates only to the repayment of credits on the second level before end of fiscal year. The Corporation began renewed financing in 2005 based on these types of credit resources.

| Bank / % of | December 31, 2004 | December 31, 2003 | December 31, 2002 |
|---|---|---|---|
| Sberbank | 84.4% | 53.5% | 49.9% |
| Vneshtorgbank | - | 14.4% | 14.0% |
| Rosbank | - | - | 13.1% |
| Alfa Bank | - | 16.3% | 9.3% |
| Mosnarbank | 15.6% | 10.5% | 7.0% |
| NOMOS Bank | - | - | 2.8% |
| International Moscow Bank | - | 3.6% | 2.3% |
| BIN Bank | - | 1.6% | 1.5% |

# F. Ratios

I. **Cash Ratio**

The cash ratio increased to 0.25x, meaning that IRKUT can cover 25% of its current liabilities with its most liquid assets: cash and current investments. IRKUT management notes that this level is higher than the standard level of 0.2x due to an extraordinary increase in cash. This ratio was 0.11x in 2003.

II. **Quick Ratio**

The ratio of cash and cash equivalents, current investments and accounts payables to current liabilities increased from 0.33x in 2003 to 0.53x in 2004. The significant increase of the quick ratio is attributable to the sharp increase in cash and equivalents and accounts payable in 2004, with the remaining rate of current liabilities in this year. Cash and cash equivalents increased due to receipt of the major part of a cash-upon-delivery contract to India at the end of the reporting period. Accounts payable increased in 2004 as a large portion of shipped products were not paid for in the accounting period but will be paid for after the receipt of payments from customers.

III. **Current Ratio**

The current ratio leveled off at 2.25x, comparison with 1.52x in 2003. This ratio means that the Corporation can cover its short-term debt with current assets 2.25 times. Management considers this current ratio satisfactory and that cash and cash equivalents, accounts receivable, inventories and other current assets correspond to the Corporation's needs. It should be noted, however, that current liabilities are at the level of 2003 and still do not match the target structure of the balance sheet. One of the priorities for 2005 is extending debt maturity and greater control over accounts payables.

IV. **EBITDA/Interest Expenses**

EBITDA /interest expenses shows the ratio of profit before interest, income tax and depreciation to interest on credit. The Corporation reduced its total interest expenses from $65.1 mln in 2003 to $58.1 mln in 2004, and increased EBITDA from $91.7 mln in 2003 to $164.9 mln in 2004. This led to an increased ratio of EBITDA /interest expenses from 1.41x to 2.84x. Management notes that the strengthening of the EBITDA / interest expenses ratio is a result of improved operating profits and a reduction in interest expenses.

V. **Financial Independence Ratio**

The ratio of equity to the balance sheet total sharply increased from 4.5% in 2003 to 16.8% in 2004 reflecting the $120.2 mln increase in equity to $153.9 mln. This increase reflects an additional share issue of $87.9 mln and the sale of 204.7 million shares at $0.62 each through the IPO in March 2004. The $66.6 mln increase in net income also positively influenced shareholders equity.

VI. **Net Debt Ratio**

Net debt ratio (the ratio of revenue to net debt) increased from 102% in 2003 to 153% in 2004, meaning that the Corporation can cover 153% of its debt through total revenue for the year. The current backlog of $3.9 bln at the end of 2004 enables expectations of increase in revenue for the next several years. The target net debt ratio of IRKUT Corporation is 200%, or net debt should be 50% of revenue.

VII. **EBITDA/Short-Term Debt**

The EBITDA/short-term debt ratio increased 126% from 27% in 2003 to 61% in 2004. This means that IRKUT can cover 61% of its short-term debt with earnings before interest, income tax and depreciation.

VIII. **Return on Equity**

Return on equity is net income divided by equity. This common ratio shows efficiency with which the Company employs owners' capital. In 2004 the corporate return on equity was 44%.

IX. **ROIC**

Return on invested capital is calculated as EBIT multiplied by (1 — income tax/profit before income tax) and divided by the sum of long-term debt, short-term debt and equity. In fact, ROIC is the rate of return earned on the total capital invested in the business without regard whether it is called debt or equity.

In 2004 ROIC was 16.6%. That was a positive development, as IRKUT did not provide a ROIC for the year 2003 due to income tax benefits that year. The Corporation's management also notes that the 2004 ROIC was in line with industry standards.

X. **EV/Sales, EV/EBITDA and P/E**

As IRKUT increased its free-float in March 2004 and received its market capitalization, it became possible to calculate EV/Sales, EV/EBITDA and Price/Earnings (Revenue) ratios.

EV/Sales ratio (EV calculated as Mcap at December 31, 2004 + LT and ST debt — Cash and cash equivalents) was 1.5x in 2004, which is higher than the international weighted-average ratio of 1.2x. EV/EBITDA was 5.6x, which was below the international weighted-average ratio of 11.8x. P/E (Price at December 31, 2004) ratio was 7.5x in 2004 in comparison to weighted-average ratio for the world of 21.9.

## G. Cash Flow Statement

| **Figures in $ mln** | **2004** | **2003** |
|---|---|---|
| **Operating activities** | | |
| Income before tax | 87.5 | 0.4 |
| Adjustments | 93.2 | 107.6 |
| Changes in operating working capital | 10.8 | (10.7) |
| Income tax and interest paid | (60.0) | (71.4) |
| **Cash flow from operating activities** | **131.5** | **25.8** |
| **Investing activities** | | |
| Net additions to PP&E | 1.5 | (28.9) |
| Acquisition of intangibles | (6.1) | (16.6) |
| Loans repaid/advanced to related parties | 19.9 | (14.2) |
| Acquisition of subsidiaries and associates | (54.0) | (5.8) |
| Net cash received from disposal of investments | 29.5 | 17.7 |

| | | |
|---|---|---|
| Interest and dividends received | 2.0 | 5.1 |
| **Net cash used for investing activities** | **(7.4)** | **(42.7)** |
| **Financing activities** | | |
| Net borrowings | (73.4) | 9.4 |
| Proceeds from issue of share capital | 51.0 | - |
| Dividends paid | (1.1) | (2.3) |
| **Cash flow from financing activities** | **(23.4)** | **7.1** |
| **Net increase in cash and equivalents** | **100.7** | **(9.7)** |
| **Cash and equivalents at the beginning of year** | **13.1** | **22.2** |
| **Cash and equivalents at the end of year** | **115.0** | **13.1** |

**I. Cash Flow from Operating Activities**

Cash flows from operating activities were $131.5 mln in 2004. The increase of $105.7 mln on the 2003 figure reflects an increase in income before tax and overall improved financial performance.

**II. Net Cash Used for Investing Activities**

Net cash used for investing activities decreased by $35.3 mln (82.7%) from $42.7 mln in 2003 to $7.4 mln in 2004. Net additions to PP&E increased $30.4 mln, due to one-off items, such as the sale of offices in one of prestigious districts of Moscow. Cash used in the acquisition of intangible assets decreased by $10.5 mln.

Loans repaid by related parties sharply increased by $34.1 mln, meaning that the loans given in 2002 and 2003 were repaid in 2004.

**III. Cash Flow from Financing Activities**

Cash flows from financing activities decreased to $(23.4) mln in 2004 from $7.1 mln in 2003. Net borrowings decreased from $9.4 mln in 2003, by $82.8 mln, to $(73.4) mln in 2004, due to the corporate strategy of decreasing borrowed capital. At the same time IRKUT received $51.0 mln from proceeds from the issue of share capital.

# Part 4 - Other Information

## A. Changes in Shareholders Equity

| Figures in $ mln | 2004 | 2003 |
|---|---|---|
| Share capital | 84.18 | 84.18 |
| Foreign currency reserve | 0.57 | - |
| AOCL | (51.12) | (50.61) |
| **Balance at January 01** | **33.64** | **33.58** |
| Net income for the period | 68.37 | 1.82 |
| Foreign exchange differences | 1.91 | 0.57 |
| Shares issued | 51.02 | - |
| Dividends paid | (1.09) | (2.33) |
| **Balance at December 31** | **153.85** | **33.64** |

The table above provides a summary of the consolidated statement of changes in shareholders' equity for the period January 01, 2004 through December 31, 2004. The increase in consolidated shareholders' equity in 2004 reflects higher net income for the year 2004, the profit of $51.02 mln earned during the IPO in March and changes in accumulated other comprehensive losses (AOCL). AOCL increased from $50.6 mln in 2003 to $51.1 mln in 2004. The balance at December 31, 2004 was partly withdrawn by lower cash distribution to shareholders of $1.09 mln in 2004.

## B. Credit Ratings

At December 31, 2004 IRKUT Corporation had two credit ratings:

- «Expert RA» rating agency: B++ (sufficient reliability level)
- «Zenit» Bank: B=1.03 (moderate risk)

Based on SKRIN's rating of the issuer's reliability, IRKUT Corporation was ranked at A+ (highest reliability) according to the financial results of 2003 and it is expected that this rating will remain valid or be improved in line with the 2004 financial results.

## C. Risks

IRKUT Corporation is subject to several risks and it operates in an industry that has a variety of risks. This can affect corporate financial results and operations. The risks described below are general and should not be considered exclusive.

### I. Operational Risks

The activities of IRKUT are subject to operational risks, including competition from other businesses, product performance warranty, successful integration of new acquisitions, dependence on key personnel and reliance on information systems, all of which could affect the ability of IRKUT to meet its obligations.

## II. Industry Risks

IRKUT operates in the military and civil aviation industries. Unfavorable economic conditions may adversely affect IRKUT's business. Key risk factors include the following:

- Reduced demand for military aviation products stemming from a changed military-political world environment
- Reduced solvent demand due to deterioration in political and economic circumstances of clients
- Upgrowth of contention

In an effort to minimize these risks the company seeks the following:

- Diversification of the product line and increased civil aviation and aircraft components production
- Technical and technological re-tooling
- Extension of the backlog

## III. Risks from Suppliers

Most raw materials and components IRKUT uses are produced by a number of suppliers. Any changes can adversely affect corporate production, but on the other hand IRKUT is a key client for these suppliers.

## IV. Financial Risks

IRKUT conducts most of its trade in US dollars because more than 90% of its sales are international sales. This leaves IRKUT exposed to some risk in managing international currency fluctuations against the US dollar, with sudden changes in exchange rates having the potential to impact significantly on financial performance.

IRKUT is considering the greater use of hedging to manage currency volatility and has undertaken the following measures to minimize currency risks:

- Maintaining an optimum balance of currency assets and liabilities, with payments to suppliers by either loan or credit transacted in roubles according to the exchange rate applicable commercially at that time;
- Use of a currency clause in all contracts to renegotiate sums when exchange rates change significantly;
- Refinancing short-term debt to long-term;
- Diversification of liabilities across a range of currencies and debt tools.

## V. Legal Risks

Risks stemming from changes in customs controls and duties are relatively minor for IRKUT, and have not changed significantly in recent years. IRKUT complies with all customs requirements and coordinates all necessary export documentation with authorized bodies several weeks in advance.

The core activity of IRKUT — aviation equipment manufacture — is subject to licensing. IRKUT has a current 5-year license issued on January 17, 2003, which expires on January 17, 2008. IRKUT fully complies with all licensing requirements, and experience with licensing issues suggests that licensing requirements for aviation equipment manufacture are unlikely to alter significantly and that the IRKUT license can be extended without difficulty in 2007.

# Consolidated Financial Statements for the year ended 31 December 2004

KPMG Limited
11 Gogolevsky Boulevard
Moscow 119019
Russia

Telephone +7 (095) 937 44 77
Fax +7 (095) 937 44 00 / 99
Internet www.kpmg.ru

## Independent Auditors' Report

To the Board of Directors
of OAO Scientific Production Corporation «IRKUT»

We have audited the accompanying consolidated balance sheet of OAO Scientific Production Corporation «IRKUT» and its subsidiaries (the «Group») as of 31 December 2004 and the related consolidated statements of income, changes in equity and cash flows for the year then ended.

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

**KPMG Limited**
**15 August 2005**

| | Note | 2004 '000 USD | 2003 '000 USD |
|---|---|---|---|
| **Revenues** | 5 | 621,852 | 522,025 |
| Cost of sales | | (330,894) | (315,093) |
| **Gross profit** | | **290,958** | **206,932** |
| Research and development costs | | (11,731) | (10,923) |
| Distribution expenses | | (62,191) | (58,420) |
| Administrative expenses | | (43,058) | (35,494) |
| Taxes, other than on profit | | (2,767) | (9,117) |
| Other operating expenses | 7 | (22,691) | (17,719) |
| **Profit from operations** | | **148,520** | **75,259** |
| Net financing costs | 8 | (60,749) | (74,141) |
| Loss from associates | 12 | (260) | (733) |
| **Profit before tax** | | **87,511** | **385** |
| Income tax (expense)/benefit | 9 | (20,243) | 565 |
| **Profit for the year** | | **67,268** | **1,815** |
| Minority interest | | 1,102 | 865 |
| **Net profit for the year** | | **68,370** | **1,815** |
| Basic and diluted earnings per share (USD) | 18 | 0.080 | 0.002 |

The consolidated financial statements were authorised for issuance on 15 August 2005:



**Dmitry A. Eliseev**
Vice-President for Corporate Finance

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 65 to 91.

OAO Scientific Production Corporation «IRKUT»
Consolidated Balance Sheet as at 31 December 2004

| | Note | 2004 '000 USD | 2003 '000 USD |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 10 | 182,565 | 169,188 |
| Intangible assets | 11 | 92,775 | 38,304 |
| Investments in associates | 12 | 8,976 | 7,914 |
| Other investments and non-current financial assets | 13 | 20,858 | 19,579 |
| | | **305,174** | **234,985** |
| **Current assets** | 13 | 438 | 36,438 |
| Investments | 14 | 259,540 | 200,210 |
| Inventories | 15 | 236,142 | 264,421 |
| Trade and other receivables | 16 | 114,975 | 13,146 |
| Cash and cash equivalents | | **611,095** | **514,215** |
| **Total assets** | | **916,269** | **749,200** |
| **EQUITY AND LIABILITIES** | | | |
| **Equity** | 17 | | |
| Share capital | | 93,438 | 84,183 |
| Share premium | | 41,767 | - |
| Foreign currency translation reserve | | 2,479 | 574 |
| Retained earnings/(accumulated losses) | | 16,163 | (51,117) |
| | | **153,847** | **33,640** |
| **Minority interest** | | 18,547 | 25 |
| **Non-current liabilities** | | | |
| Loans and borrowings | 19 | 246,949 | 245,447 |
| Deferred tax liabilities | 20 | 25,509 | 2,996 |
| | | **275,458** | **248,443** |
| **Current liabilities** | | | |
| Loans and borrowings | 19 | 272,231 | 337,870 |
| Trade and other payables | 21 | 186,356 | 122,289 |
| Provisions | 22 | 9,830 | 6,933 |
| | | **468,417** | **467,092** |
| **Total equity and liabilities** | | **916,269** | **749,200** |

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 65 to 91.

| | 2004<br>'000 USD | 2003<br>'000 USD |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| **Profit before tax** | 87,511 | 385 |
| Adjustments for: | | |
| Depreciation and amortisation | 16,385 | 16,378 |
| Unrealised foreign exchange losses | 10,904 | 18,491 |
| Impairment of loans and bad debts | 3,917 | 2,305 |
| Loss on disposal of property, plant and equipment | 3,792 | 2,019 |
| Loss from associates | 260 | 733 |
| (Income)/loss from investments | (122) | 2,519 |
| Interest expense | 60,037 | 70,239 |
| Interest income | (1,961) | (5,130) |
| **Operating profit before changes in working capital and provisions** | **180,723** | **107,939** |
| (Increase)/decrease in inventories | (57,695) | 6,665 |
| Decrease/(increase) in trade and other receivables | 19,435 | (105,999) |
| Increase in trade and other payables | 46,209 | 88,352 |
| Increase in provisions | 2,896 | 247 |
| **Cash flows from operations before income taxes and interest paid** | **191,568** | **97,204** |
| Income taxes paid | (354) | (998) |
| Interest paid | (59,689) | (70,368) |
| **Cash flows from operating activities** | **131,525** | **25,838** |
| **INVESTING ACTIVITIES** | | |
| Proceeds from disposal of property, plant and equipment | 20,843 | 114 |
| Acquisition of property, plant and equipment | (19,368) | (28,981) |
| Acquisition of intangible assets | (6,172) | (16,606) |
| Acquisition of subsidiaries and associates, net of cash acquired | (54,048) | (5,804) |
| Loans repaid by/(advanced to) related parties | 19,899 | (14,167) |
| Net cash received from disposal of investments | 29,461 | 17,660 |
| Interest received | 1,961 | 5,130 |
| Dividends received | 42 | - |
| **Cash flows from investing activities** | **(7,382)** | **(42,654)** |
| **FINANCING ACTIVITIES** | | |
| Proceeds from borrowings | 466,619 | 367,946 |
| Repayment of borrowings | (539,975) | (358,520) |
| Proceeds from issue of share capital | 51,022 | - |
| Dividends paid | (1,076) | (2,287) |
| **Cash flows from financing activities** | **(23,410)** | **7,139** |
| **Net decrease in cash and cash equivalents** | **100,733** | **(9,677)** |
| Cash and cash equivalents at beginning of year | 13,146 | 22,217 |
| Effect of exchange rates fluctuations on cash and cash equivalents | 1,096 | 606 |
| **Cash and cash equivalents at end of year (note 16)** | **114,975** | **13,146** |

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 65 to 91.

OAO Scientific Production Corporation «IRKUT»
Consolidated Statement of Changes in Equity for the year ended 31 December 2004

| '000 USD | Share capital | Share premium | Foreign currency translation reserve | Retained earnings/ (Accumulated losses) | Total |
|---|---|---|---|---|---|
| Balance at 1 January 2003 | 84,183 | - | - | (50,606) | 33,577 |
| Net profit for the period | - | - | - | 1,815 | 1,815 |
| Foreign exchange differences | - | - | 574 | - | 574 |
| Total recognised gains and losses | | | | | 2,389 |
| Dividends to shareholders | - | - | - | (2,326) | (2,326) |
| **Balance at 31 December 2003** | **84,183** | **-** | **574** | **(51,117)** | **33,640** |
| Net profit for the period | - | - | - | 68,370 | 68,370 |
| Foreign exchange differences | - | - | 1,905 | - | 1,905 |
| Total recognised gains and losses | | | | | 70,275 |
| Shares issued | 9,255 | 41,767 | - | - | 51,022 |
| Dividends to shareholders | - | - | - | (1,090) | (1,090) |
| **Balance at 31 December 2004** | **93,438** | **41,767** | **2,479** | **16,163** | **153,847** |

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 65 to 91.

# 1. Background

## (a) Organisation and operations

OAO Scientific Production Corporation «IRKUT» («the Company») was formed as an open joint stock company following the President Decree and State Privatization Programme of 1992. The principal activity of the Company is the construction of military and civil aircraft under contracts with Russian and foreign governments. The Company and its subsidiaries («the Group») are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes.

In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP «Rosoboronexport» («Rosoboronexport»).

The Company's operations are subject to license for production and repair of aviation equipment awarded by FGUP «Rosaviacosmos». The current license is valid until April 2007.

The Parent Company's registered office is at 13 Novoalexeevskaya st., Moscow, 129626, Russia.

## (b) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up the mobilization capacity of the state (refer note 10 (b)) and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of these assets.

## (c) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

# 2. Basis of preparation

## (a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards («IFRSs») and related interpretations adopted by the International Accounting Standards Board («IASB»).

These consolidated financial statements have been prepared in accordance with IFRS 1 *First-time Adoption of IFRSs.* The Group previously prepared consolidated financial statements in accordance with accounting principles generally accepted in the United States of America («US GAAP»). An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 28.

## (b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading and available-for-sale are stated at fair value.

## (c) Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble («RUR»). The Parent Company's measurement currency is the United States Dollar («USD») because it reflects the economic substance of the underlying events and circumstances of the company.

USD is also the currency in which the consolidated financial statements are presented. All financial information presented in USD has been rounded to the nearest thousand.

The RUR is not a readily convertible currency outside the Russian Federation and, accordingly, any conversion of RUR to USD should not be construed as a representation that the RUR amounts have been, could be, or will be in the future, convertible into USD at the exchange rate disclosed, or at any other exchange rate.

## (d) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note 1 (c)) and possibility for the Group to renew the licence for production and repair of aviation equipment (see note 1 (a)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

## (e) Use of estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

# 3. Significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

IFRS 3 *Business Combinations* has been applied to all business combinations starting from the IFRS transition date of 1 January 2003. Related amendments to IAS 36 *Impairment of Assets* and IAS 38 *Intangible Assets* also have been applied from this date.

## (a) Basis of consolidation

### (I) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

### (II) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence effectively commences until the date that significant influence effectively ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

### (III) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled enterprises are eliminated to the extent of the Group's interest in the enterprise. Unrealised gains resulting from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

## (b) Foreign currencies

Transactions in foreign currencies are translated to the respective measurement currency of each enterprise in the Group at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the measurement currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to the measurement currency at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the measurement currency at the foreign exchange rate ruling at the dates the fair values were determined. Foreign exchange differences arising on translation are recognised in the income statement. Where necessary, the assets and liabilities of foreign entities are translated into USD at the exchange rate at the end of the year. Revenues and expenses are translated into USD using rates approximating exchange rates at the dates of the transactions. The resulting exchange difference is recorded directly in equity in the foreign currency translation reserve.

## (c) Classification of assets and liabilities

The operating cycle for aircraft construction contracts exceeds one year. Assets, which are reasonably expected to be realised in cash or sold or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

## (d) Property, plant and equipment

### (I) Owned assets

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

### (II) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

### (III) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of

acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use. Land is not depreciated.
The estimated useful lives are as follows:

- Buildings 40-50 years
- Plant and equipment 5-20 years

## (e) Intangible Assets

### (I) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, other than development carried out as part of construction contracts (refer accounting policy (q)), is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement over the estimated units to be produced. The carrying amount is reviewed for impairment annually when the asset is not yet in use and thereafter whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

### (II) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Goodwill is not amortised but is instead tested for impairment at least annually.

### (III) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of the acquisition. Negative goodwill is recognised immediately in the income statement.

### (IV) Other intangible assets

Other intangible assets are recorded at cost less accumulated amortisation and/or impairment losses. Intangible assets that have limited useful lives are amortised on a straight-line basis over the estimated useful lives of the individual assets, which are in the range of 3-5 years. Intangible assets with indefinite useful lives are not amortised but are instead tested for impairment at least annually.

## (f) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset.

Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value, with any resultant gain or loss recognised in the income statement.
- Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period to maturity on an effective interest basis.
- Other investments are classified as available-for-sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

The fair value of investments held for trading and available-for-sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

## (g) Inventories

Construction work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Other inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Inventories are presented in the balance sheet net of advance payments received for construction contracts.

## (h) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

## (i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

## (j) Impairment

The carrying amount of goodwill, and intangible assets not yet in use, is tested for impairment annually. The carrying amounts of the Group's other assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

### (I) Calculation of recoverable amount

The recoverable amount of the Group's held-to-maturity investments and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

### (II) Reversals of impairment

An impairment loss in respect of a held-to-maturity investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

## (k) Dividends

Dividends are recognised as a liability in the period in which they are declared.

## (l) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

## (m) Employee benefits

Employees receive pension benefits from the government of the Russian Federation and the Group makes contributions on their behalf in accordance with the appropriate laws and regulations which are expensed as incurred.

## (n) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for estimated standard warranty costs is recognised in the period in which the related product sales occur. An accrual for warranty costs is recognised based on the Group's historical experience on previous deliveries of aircrafts. Estimates are adjusted as necessary based on subsequent experience.

## (o) Trade and other payables

Trade and other payables are stated at cost.

## (p) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

## (q) Revenues

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognised on a percentage of completion basis, measured by the ratio of total direct materials, labour and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used as the management of the Group considers this to be the best available measure of progress on the contracts. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if these costs can be directly associated with a specific contract and if their recoverability from that contract is probable.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. Changes in job performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognised in the period in which the revisions are determined.

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

## (r) Expenses

### (I) Operating leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

### (II) Net financing costs

Net financing costs comprise interest expense on borrowings, the accretion of interest on provisions, interest income on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

Interest income is recognised as it accrues, taking into account the effective yield on the asset. For investments in associates, dividend income is included in the determination of the carrying amounts of the investments in associates. For investments in other companies, dividend income is recognised on the date that the dividend is declared.

**(III) Social expenditure**

To the extent that the Group's contributions to social programs benefit the community at large and are not restricted to the Group's employees, they are recognised in the income statement as incurred.

# 4. Acquisition of subsidiaries

In April 2004, the Company acquired 1,271,304 ordinary shares and 70,090 preference shares (or 75.46% of total issued share capital) of OAO «OKB Imeni A.S. Yakovleva» for USD 58,927 thousand, which was settled in cash. The primary strategic objective of the acquisition is to obtain the intellectual property rights to the Yak-130 aircraft, which won the tender to be the combat-training aircraft for the Russian Air Force.

The impact of acquiring the subsidiary on the financial statements was to decrease net profit for the year by USD 4,162 thousand. If the acquisition had occurred on 1 January 2004, Group revenue and the net profit for the year would not have been significantly different from the actual numbers.

The acquisition of the subsidiary had the following effect on the Group's assets and liabilities at the date of acquisition:

| | Recognised fair value on acquisition '000 USD |
|---|---|
| Property, plant and equipment | 33,591 |
| Intangible assets | 47,677 |
| Investments in associates | 874 |
| Other investments | 1,727 |
| Inventories | 1,635 |
| Trade and other receivables | 7,509 |
| Cash and cash equivalents | 4,879 |
| Deferred tax liabilities | (15,752) |
| Trade and other payables | (4,033) |
| Net identifiable assets, liabilities and contingent liabilities | 78,107 |
| Minority interest | (19,180) |
| Consideration paid | 58,927 |
| Cash acquired | (4,879) |
| **Net cash outflow** | **54,048** |

In allocating the cost of acquisition to the underlying assets, liabilities and contingent liabilities of the subsidiary, it was not possible to measure reliably the fair value of the contingency in relation to taxation — see note 25 (c).

It has not been practicable to determine the carrying amounts of the subsidiary's assets and liabilities on an IFRS basis immediately prior to the date of acquisition because the subsidiary's financial statements were prepared in accordance with Russian Accounting Principles, which are significantly different from IFRS.

# 5. Revenues

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Revenue earned on military aircraft construction contracts | 463,678 | 382,618 |
| Revenue earned on civil aircraft construction contracts | 22,345 | 22,912 |
| Revenue on sales of aircraft components and related products | 111,339 | 96,401 |
| Other revenues | 24,490 | 20,094 |
| | **621,852** | **522,025** |

## (a) Segment reporting

The Group manufactures both military and civil aircraft. However, the revenues, results and assets attributable to military aircraft comprise substantially all of the Group's revenues, results and assets. Therefore no separate information in respect of business segments is presented.

The Group's manufacturing activities are in Russia and substantially all of its revenues are derived from export to one market. Therefore no geographical segment information is presented.

## (b) Change in accounting estimate

One of the Group's customers executed an option for the acquisition of additional products under an existing construction contract. The revision of the contract revenue and the contract cost resulted in an adjustment to the cumulative amount of revenue recognised under the contract, which amounted to USD 107,165 thousand. The adjustment have been accounted for as a change in accounting estimate in accordance with IAS 8 *Net Profit or Loss for the Periods, Fundamental Errors and Changes in Accounting Policies* on a prospective basis, which resulted in an additional revenue of USD 107,165 thousand being recognised in 2004.

# 6. Personnel expenses

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Wages and salaries | 59,361 | 46,036 |
| Compulsory social security contributions | 17,944 | 14,819 |
| | **77,305** | **60,855** |

The number of employees at 31 December 2004 was 14,022 (2003: 16,346).

# 7. Other operating expenses

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Social costs | 7,919 | 5,700 |
| Repair and maintenance | 7,836 | 5,557 |
| Impairment of loans given and bad debts | 3,917 | 2,305 |
| Loss on disposal of property, plant and equipment | 3,792 | 2,019 |
| Other operating income and expenses, net | (773) | 2,138 |
| | **22,691** | **17,719** |

# 8. Net financing costs

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Interest income | (1,961) | (5,130) |
| Interest expense | 60,037 | 70,239 |
| Foreign exchange loss | 2,795 | 6,513 |
| (Income)/loss from investments | (122) | 2,519 |
| | 60,749 | 74,141 |

# 9. Income tax expense/(benefit)

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| **Current tax expense** | | |
| Current year | 13,812 | 45 |
| **Deferred tax expense** | | |
| Origination and reversal of temporary differences | 10,005 | 2,795 |
| Change in recognised deferred tax assets | (3,574) | (3,405) |
| | 6,431 | (610) |
| | **20,243** | **(565)** |

The Group's applicable tax rate is the corporate income tax rate of 24% (2003: 24%).

Reconciliation of effective tax rate:

| | 2004 '000 USD | % | 2003 '000 USD | % |
|---|---|---|---|---|
| Profit before tax | 87,511 | 100% | 385 | 100% |
| Income tax at applicable tax rate | 21,003 | 24% | 92 | 24% |
| Non-deductible/non-taxable items, net | 2,814 | 3% | 2,748 | 714% |
| Change in recognised deferred tax assets | (3,574) | (4%) | (3,405) | (884%) |
| | **20,243** | **23%** | **(565)** | **(147%)** |

# 10. Property, plant and equipment

| '000 USD | Land and Buildings | Plant and equipment | Construction in progress | Total |
|---|---|---|---|---|
| **Cost** | | | | |
| At 1 January 2004 | 155,390 | 240,571 | 23,109 | 419,070 |
| Additions through business combinations | 32,039 | 1,343 | 209 | 33,591 |
| Other additions | 238 | 8,737 | 10,393 | 19,368 |
| Transfers | 2,194 | 2,224 | (4,418) | - |
| Disposals | (16,792) | (33,085) | (12) | (49,889) |
| Foreign exchange differences | 717 | 36 | 6 | 759 |
| **At 31 December 2004** | **173,786** | **219,826** | **29,287** | **422,899** |
| **Depreciation** | | | | |
| At 1 January 2004 | (93,435) | (156,447) | - | (249,882) |
| Depreciation charge | (2,569) | (13,159) | - | (15,728) |
| Disposals | 5,364 | 19,932 | - | 25,296 |
| Foreign exchange differences | (13) | (7) | - | (20) |
| **At 31 December 2004** | **(90,653)** | **(149,681)** | **-** | **(240,334)** |
| **Net book value** | | | | |
| **At 1 January 2004** | **61,955** | **84,124** | **23,109** | **169,188** |
| **At 31 December 2004** | **83,133** | **70,145** | **29,287** | **182,565** |

## (a) Security

Property, plant and equipment with a carrying amount of USD 12,876 thousand (2003: USD 35,200 thousand) is pledged as collateral for secured loans (see note 19).

### (b) Other restrictions

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to USD 37,872 thousand (2003: USD 41,427 thousand).

## 11. Intangible assets

| '000 USD | Development costs | Other intangibles | Total |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2004 | 36,974 | 2,762 | 39,736 |
| Additions through business combinations | 47,493 | 184 | 47,677 |
| Other additions | 5,485 | 687 | 6,172 |
| Disposals | - | (42) | (42) |
| Foreign exchange differences | 1,317 | 5 | 1,322 |
| At 31 December 2004 | 91,269 | 3,596 | 94,865 |
| **Amortisation** | | | |
| At 1 January 2004 | (219) | (1,213) | (1,432) |
| Amortisation charge | (219) | (438) | (657) |
| Foreign exchange differences | - | (1) | (1) |
| At 31 December 2004 | (438) | (1,652) | (2,090) |
| **Net book value** | | | |
| **At 1 January 2004** | **36,755** | **1,549** | **38,304** |
| **At 31 December 2004** | **90,831** | **1,944** | **92,775** |

Intangible assets comprise the following significant items:

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Intellectual property rights related to the development of: | | |
| Yak-130 aircraft | 35,321 | - |
| Be-200 aircraft | 31,286 | 26,028 |
| Yak-42D aircraft | 13,716 | - |
| SUV-30K modernisation set | 10,508 | 10,727 |
| | **90,831** | **36,755** |

The development projects (except for SUV-30K modernisation set) are not yet completed and therefore the related intangibles assets are not amortised. The amortisation will commence when the Group will start production of the assets which is planned for 2006-2025.

## 12. Investments in associates

| | Country of incorporation | Ownership/voting | |
|---|---|---|---|
| | | 2004 | 2003 |
| OAO «TANTK Imeni Berieva» («Beriev Aircraft Company») | Russia | 44% | 44% |
| OAO «Smolensk Aviation Plant» | Russia | 20% | - |

In addition, the Group has other associates, which are not material to the Group, either individually or in aggregate.

The Group's share of post-acquisition total recognised gains and losses in associates for the year ended 31 December 2004 was a loss of USD 260 thousand (2003: loss of USD 733 thousand).

## 13. Other investments and non-current financial assets

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Non-current | | |
| Available-for-sale investments, stated at cost | 20,553 | 18,253 |
| Other non-current financial assets | 305 | 1,326 |
| | **20,858** | **19,579** |
| Current | | |
| Available-for-sale debt securities, stated at fair value | - | 36,116 |
| Trading investments | 438 | 322 |
| | **438** | **36,438** |

Available-for-sale investments stated at cost include equity securities of ZAO Company «FTK» («FTK»), a former subsidiary of the Group and a related party as of 31 December 2004. A stock issuance in 2002, which the Company did not take part in, diluted its interest in FTK's from 56% to 9%. The investment was recorded at cost of USD 8,885 thousand.

## 14. Inventories

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Advance payments to suppliers | 32,808 | 52,916 |
| Raw materials and other supplies | 33,431 | 31,768 |
| Aircraft components | 28,613 | 28,132 |
| Amounts due from customers for contract work | 213,400 | 232,621 |

| | | |
|---|---|---|
| Other work in progress | 11,016 | 8,273 |
| | **319,268** | **353,710** |
| Advance payments received | (59,728) | (153,500) |
| | **259,540** | **200,210** |

Inventories with a carrying value of Nil are pledged as collateral for loans at 31 December 2004 (2003: USD 60,967 thousand) (see note 19).

# 15. Trade and other receivables

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Accounts receivable — trade | 91,919 | 116,816 |
| Allowance for doubtful accounts | (644) | (995) |
| | 91,275 | 115,821 |
| VAT recoverable | 99,940 | 95,520 |
| Due from tax authorities (refer note 25 (b)) | 23,827 | 22,756 |
| Prepaid taxes | 1,047 | 2,993 |
| Other receivables and originated loans | 20,053 | 27,331 |
| | **236,142** | **264,421** |

# 16. Cash and cash equivalents

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Bank balances, Russian roubles | 86,431 | 3,851 |
| Bank balances, US Dollars | 28,544 | 9,295 |
| | **114,975** | **13,146** |

# 17. Equity

## (a) Share capital

In March 2004, the Company has issued 87,894,653 ordinary shares for the net consideration of USD 51,022 thousand. In issuing the shares, transaction costs of USD 3,473 thousand were incurred and deducted from gross proceeds. The shares were distributed among various investors during the initial public offering of the Company's shares.

At 31 December 2004 authorised, issued and fully paid capital stock consisted of 878,946,528 ordinary shares. All ordinary shares have a nominal value of Russian roubles 3 each.

### (b) Dividends and dividend limitations

Profits available for distribution to ordinary shareholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian roubles. At 31 December 2004 the Parent Company had cumulative retained earnings, including the profit for the current year, of RUR 1,218,701 thousand (USD 43,919 thousand converted at the closing exchange rate of 27.7487).

The following dividends have been declared at the Company's annual shareholders' meetings:

| | 24 June 2005 | 26 June 2004 |
|---|---|---|
| Amount per share, RUR | 0.10 | 0.04 |
| Amount per share, USD | 0.0035 | 0.0014 |
| Total amount, '000 USD | 3,071 | 1,090 |

The dividends for 2004 have not been approved before the balance sheet date and are therefore not provided for.

## 18. Earnings per share

The calculation of earnings per share is the net profit for the year divided by the weighted average number of ordinary shares (see note 17 (a)) outstanding during the year, calculated as shown below. The Group has no dilutive potential ordinary shares.

| **Number of shares** | **2004** | **2003** |
|---|---|---|
| Issued ordinary shares at 1 January | 791,051,875 | 791,051,875 |
| Effect of ordinary shares issued in March | 65,920,990 | - |
| Weighted average number of ordinary shares at 31 December | **856,972,865** | **791,051,875** |

# 19. Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings.

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| **Non-current** | | |
| Secured bank loans | 249,949 | 194,200 |
| Unsecured bond issue | - | 51,247 |
| | **249,949** | **245,447** |
| **Current** | | |
| Secured bank loans | 24,412 | 4,773 |
| Unsecured bank loans | 10,797 | 60,014 |
| Current portion of non-current secured bank loans | 178,123 | 164,264 |
| Current portion of non-current unsecured bank loans | - | 101,314 |
| Unsecured bond issue | 57,209 | 7,125 |
| Other loans | 1,690 | 380 |
| | **272,231** | **337,870** |

## (a) Security

The loans are secured over property, plant and equipment with a carrying amount of USD 12,876 thousand (2003: USD 35,200 thousand) (refer note 10), inventory of Nil (2003: USD 60,967 thousand) (refer note 14) and the right to receive future revenues under an agreement with a foreign government.

## (b) Terms and debt repayment schedule

| '000 USD | Total | Under 1 year | 1-5 years |
|---|---|---|---|
| Secured bank loans: | | | |
| RUR – fixed at 9-11% | 136,407 | 115,765 | 20,642 |
| USD – variable at 6-8% | 316,077 | 86,770 | 229,307 |
| Unsecured bank loans: | | | |
| USD – fixed at 10% | 10,797 | 10,797 | - |
| Unsecured bond issues: | | | |
| RUR – fixed at 18% | 54,818 | 54,818 | - |
| RUR – variable at 12% | 2,391 | 2,391 | - |
| Other loans | 1,690 | 1,690 | - |
| | **522,180** | **272,231** | **249,949** |

For more information about the Group's exposure to interest rate and foreign currency risk, see note 23.

# 20. Deferred tax assets and liabilities

## (a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

| '000 USD | Assets | | Liabilities | | Net | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Property, plant and equipment | 5,219 | 1,683 | (7,900) | (375) | (2,681) | 1,308 |
| Intangible assets | 27,790 | 7,985 | (13,898) | - | 13,892 | 7,985 |
| Investments | 368 | 562 | (1,641) | (3,706) | (1,273) | (3,144) |
| Inventories | 3,180 | 3,009 | (41,443) | (16,617) | (38,263) | (13,608) |
| Trade and other receivables | 83 | 1,034 | (11,257) | (90) | (11,174) | 944 |
| Loans and borrowings | - | - | (357) | (438) | (357) | (438) |
| Trade and other payables | 9,229 | 1,425 | - | - | 9,229 | 1,425 |
| Provisions | 955 | 1,634 | - | - | 955 | 1,634 |
| Tax loss carry-forwards | 4,163 | 898 | - | - | 4,163 | 898 |
| **Net tax assets/(liabilities)** | **50,987** | **18,230** | **(76,496)** | **(21,226)** | **(25,509)** | **(2,996)** |

## (b) Unrecognised deferred tax assets

At 31 December 2004, there were no unrecognised deferred tax assets. At 31 December 2003, the deferred tax asset in the amount of USD 3,574 thousand was not recognised in respect of tax losses carry-forward, because it was not probable that future taxable profit would be available against which the Group could utilise the benefits therefrom.

## (c) Movement in temporary differences during the year

| '000 USD | 1 January 2004 | Recognised in income | Foreign currency translation | Acquired in business combination | 31 December 2004 |
|---|---|---|---|---|---|
| Property, plant and equipment | 1,308 | 3,259 | (175) | (7,073) | (2,681) |
| Intangible assets | 7,985 | 14,859 | (380) | (8,572) | 13,892 |
| Investments | (3,144) | 2,118 | 1 | (248) | (1,273) |
| Inventories | (13,608) | (24,750) | 95 | - | (38,263) |
| Trade and other receivables | 944 | (12,261) | 2 | 141 | (11,174) |
| Loans and borrowings | (438) | 81 | - | - | (357) |
| Trade and other payables | 1,425 | 7,804 | - | - | 9,229 |
| Provisions | 1,634 | (679) | - | - | 955 |
| Tax loss carry-forwards | 898 | 3,138 | 127 | - | 4,163 |
| | **(2,996)** | **(6,431)** | **(330)** | **(15,752)** | **(25,509)** |

# 21. Trade and other payables

| | 2004 '000 USD | 2003 '000 USD |
|---|---|---|
| Accounts payable – trade | 134,133 | 104,022 |
| Income and other taxes payable | 35,572 | 6,866 |
| Accrued expenses | 6,646 | 5,311 |
| Advances from customers | 2,900 | 1,004 |
| Other payables | 7,105 | 5,086 |
| | **186,356** | **122,289** |

# 22. Provisions

| | Warranties 2004 '000 USD |
|---|---|
| Balance at 1 January 2004 | 6,933 |
| Provisions made during the year | 6,611 |
| Provisions used during the year | (3,084) |
| Provisions reversed during the year | (630) |
| Balance at 31 December 2004 | **9,830** |

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship.

The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level.

# 23. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

## (a) Credit risk

Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

At the balance sheet date there was a significant concentration of credit risk in respect of amounts receivable from Rosoboronexport (refer also note 1 (a)). The total amount receivable from Rosoboronexport less advance payments received was USD 75,020 thousand (2003: USD 188,677 thousand).

## (b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

## (c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than USD. The currency giving rise to this risk is primarily RUR. Management does not hedge the Group's exposure to foreign currency risk.

## (d) Fair values

Due to the lack of liquidity and published «indicator interest rates» in the Russian market, and the fact that many of the Group's transactions are with related parties and are of a specialised nature, it has not been practicable to determine the fair values of investments in, receivables from and payables to related parties.

In other cases fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using market interest rates for similar instruments. As a result of this exercise management believes that the fair value of its financial assets and liabilities approximate their carrying amount except in the following instance:

| '000 USD | Carrying amount 2004 | Fair value 2004 | Carrying amount 2003 | Fair value 2003 |
|---|---|---|---|---|
| Unsecured bond issues (note 19) | 57,209 | 59,312 | 58,372 | 61,909 |

# 24. Commitments

## (a) Capital commitments

At 31 December 2004 the Group is committed to capital expenditure of approximately USD 208 thousand (2003: USD 14,475 thousand).

## (b) Supply commitments

Commitments with third parties for the supply of aircraft components and services after 31 December 2004 under long-term supply agreements are estimated at USD 5,612 thousand at current market prices (2003: USD 219,349 thousand).

# 25. Contingencies

## (a) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

## (b) Litigation

The Group is involved in a number of disputes with tax authorities. Based on results of the recent tax audits tax authorities claimed additional tax payments and deducted the amount from the Company's bank account. The Company successfully defended its position in court and certain tax claims have been dismissed. However, the tax authorities appealed and, until the case is finally resolved, the tax authorities do not return cash to the Company's bank account. As of 31 December 2004 the amount due from the tax authorities, included in the line «Trade and other receivables» of the consolidated balance sheet, was USD 23,827 thousand (2003: USD 22,756 thousand).

## (c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

## (d) Financial guarantees

The Group has provided financial guarantees for loans advanced to certain related and third party suppliers of the Group for the total amount of USD 14,000 thousand and USD 600 thousand, respectively. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to the financial guarantees is represented by the contractual amounts disclosed above. Management believes that the likelihood of material payments being required under these agreements is remote. As of 31 December 2004 the Group did not have any contractual commitments to extend financial guarantees, credit or other assistance.

## (e) Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognised immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

## 26. Related party transactions

Related parties comprise the shareholders of the Parent Company and all other companies in which those shareholders, either individually or together, have a controlling interest. Transactions with related parties are disclosed in notes 13 and 25 (d). In addition, the Group had the following transactions and balances with related parties.

### (a) Balance sheet

| | 2004<br>'000 USD | 2003<br>'000 USD |
|---|---|---|
| Advance payments to suppliers | - | 2,037 |
| Accounts receivable – trade | 6,078 | 660 |
| Other receivables and originated loans | 7,367 | 19,899 |
| Accounts payable – trade | (39,398) | (10,016) |
| Other payables | (1,282) | (1,003) |

The Group contracted Beriev Aircraft Company, an associate of the Group, to perform development works related to Be-200 amphibian aircraft. In the year ended 31 December 2004 the expenses incurred in relation to this project, capitalised as intangible assets in the financial statements of the Group, were USD 1,182 thousand (2003: USD 9,093 thousand).

### (b) Income statement

In 1997 the Group contracted OAO «OKB Sukhogo», a related party of the Group, to develop the design of the Su-30MKI aircraft for supply under a contract with a foreign government. Expenses incurred by the Group on this contract for the year ended 31 December 2004, included in the line «Cost of sales» of the consolidated income statement, amounted to USD 35,902 thousand (2003: USD 60,886 thousand).

During 2004, the Group disposed of two Be-200 aircraft which were used as test planes to its associate Beriev Aircraft Company. The revenue from disposal was approximately equal to the carrying value of the aircraft which amounted to USD 11,869 thousand.

### (c) Pricing policies

Prices for related party transactions are determined on a transaction-by-transaction basis, not necessarily at arm's length.

# 27. Significant subsidiaries

| | Country of incorporation | Ownership/voting 2004 | 2003 |
|---|---|---|---|
| OAO «OKB Imeni A.S. Yakovleva» | Russia | 75% | - |
| ZAO «Beta Air» | Russia | 66% | 66% |
| ZAO «Russian Avionics» | Russia | 51% | 51% |
| ZAO «IRKUT AviaSTEP» | Russia | 100% | 100% |
| ZAO «ITELA» | Russia | 51% | 51% |
| ZAO «Techserviceavia» | Russia | 51% | 51% |
| OAO «NII Izmerenia» | Russia | 98% | 98% |

In addition, the Group has other subsidiaries, which are not material to the Group, either individually or in aggregate.

# 28. Transition to IFRS

The latest period when the Group prepared consolidated financial statements in accordance with US GAAP was the year ended 31 December 2003. This note describes how the transition from US GAAP to IFRS affected the Group's financial position, results of operations and cash flows.

Reconciliation of shareholders' equity

| | 31 December 2003 '000 USD | 1 January 2003 '000 USD |
|---|---|---|
| Total shareholders' equity under US GAAP | 10,585 | 27,921 |
| IFRS adjustments: | | |
| Capitalisation of development costs, net of tax (a) | 27,935 | 16,166 |
| Deferred tax for temporary differences related to remeasurement of assets and liabilities (b) | (2,989) | (8,619) |
| Impairment of goodwill (c) | (1,891) | (1,891) |
| **Total shareholders' equity under IFRS** | **33,640** | **33,577** |

Reconciliation of net income/(loss)

| | 2003 '000 USD |
|---|---|
| Net loss for the period under US GAAP | (14,413) |
| IFRS adjustments: | |
| Capitalisation of development costs, net of tax (a) | 11,769 |
| Deferred tax for temporary differences related to remeasurement of assets and liabilities (b) | 4,459 |
| **Net profit for the period under IFRS** | **1,815** |

### Reconciliation of cash flows

Acquisition of development costs of USD 15,703 thousand (refer below) was classified as operating cash flow under US GAAP and is reclassified to investing cash flow in IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under US GAAP.

## (a) Capitalisation of development costs

Under US GAAP, SFAS No. 2 Accounting for Research and Development Costs requires all research and development costs to be expensed as incurred. A first-time adopter of IFRS is required to recognise in its opening IFRS balance sheet all internally generated intangible assets that qualify for recognition under IAS 38 Intangible Assets at the date that the relevant expenditure was incurred, including those resulting from development activity.

Management reviewed current and previous research and development programs regarding potential expenses in the development phase of such programs that meet the recognition criteria. Based on management analysis, the development costs, which should be capitalised, amounted to USD 21,271 thousand for periods prior to 1 January 2003, and USD 15,703 thousand for the year ended 31 December 2003.

## (b) Deferred tax for temporary differences related to remeasurement of assets and liabilities

SFAS No. 109 *Accounting for Income Taxes* prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that, under SFAS No. 52 *Foreign Currency Translation,* are remeasured from the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes. Unlike US GAAP, IAS 12 *Income Taxes* requires recognition of a deferred tax liability or assets for these temporary differences. The Group recognised deferred tax liability for the taxable difference related to remeasurement of non-monetary assets from RUR to USD in its opening IFRS balance sheet.

In addition, Beriev Aircraft Company, the Group's associate accounted for using equity method, recognised the deferred tax liability related to the temporary differences that has arisen from the change in functional currency from USD to RUR when Russian economy ceased to be considered highly inflationary, as an adjustment to the cumulative translation adjustments component of shareholders' equity in its US GAAP financial statements for the year ended 31 December 2003 in accordance with EITF 92-8 *Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary.* The related Group's share of the adjustment was also recorded in equity in the Group's US GAAP consolidated financial statements. Under IFRS the deferred tax liability was reflected in the opening Beriev Aircraft Company's balance sheet.

### (c) Impairment of goodwill

IAS 36 (revised 2004) Impairment of Assets requires goodwill to be tested for impairment annually by comparing its carrying amount with its recoverable amount. The estimate of recoverable amount of goodwill recognised on the acquisition of ZAO «Russian Avionics» was assessed based on value in use of the cash-generating unit to which the goodwill had been allocated, as of 1 January 2003, determined using a pre-tax discount rate of 18%. The analysis demonstrated an excess of the carrying amount of the cash-generating unit over its recoverable amount. Consequently, the impairment loss was recognised at the date of transition to IFRS. The impairment loss reduced the carrying amount of goodwill to zero. The carrying amounts of other assets of the unit were not reduced because their recoverable amounts were higher than their carrying amounts.

Under US GAAP, SFAS No. 142 Goodwill and Other Intangible Assets requires an initial assessment of impairment of goodwill to be based on comparison of fair value of a reporting unit with its carrying amount, including goodwill. Under US GAAP, the carrying amount of the reporting unit was lower than its fair value; the primary reason was that the development costs were not capitalised as an asset (refer (a) above). Therefore, an impairment loss did not exist for US GAAP reporting purposes.

## 29. Events subsequent to the balance sheet date

In May 2005, the Company acquired 34,653 ordinary shares (or approximately 15% of total issued share capital) of Beriev Aircraft Company for a consideration of USD 5,523 thousand, which was settled in cash. The acquisition increased the Group's interest in the capital of Beriev Aircraft Company to 59%. The information on the fair values of the assets, liabilities and contingent liabilities of Beriev Aicraft Company was not available when these financial statements were authorised for issue. Therefore, the disclosure of additional information that enables to evaluate the nature and financial effect of the acquisition was impracticable.

At the Company's annual shareholders meeting on 24 June 2005, shareholders approved a private placement of the Company's shares to EADS and resolved to increase the number of authorised ordinary shares by 120,824,363 shares.

# General Information

IRKUT Corporation Legal Address:
Bld. 1, 13 Novoalekseevskaya st., Moscow 129626, Russia

IRKUT Corporation Headquarters:
Bld.1, 68 Leningradsky prospect, Moscow, 125315, Russia
Tel./Fax: +7 (095) 777 21 01
E-mail: inbox@irkut.com

Investor Relations:
Tel./Fax: +7(095) 777 21 01
E-mail: chernushkin@irkut.com

Public Relations:
Tel./Fax: +7(095) 777 21 01
E-mail: pr@irkut.com

Registrars:

**CJSC «Edinuy Registrator» (Till October 06, 2005)**
1 Dzerjinskogo st., Irkutsk, 664003, Russia
Tel.: +7(3952) 240 380

**OJSC «Registrator «R.O.S.T.» (After October 06, 2005)**
18/13 Stromynka st., Moscow, 107996, Russia
Tel.: +7(095) 771 73 33

Independent Auditors:

**KPMG Limited**
11 Gogolevsky Boulevard, Moscow 119019, Russia
Tel.: +7(095) 937 44 77
Fax: +7(095) 937 44 00

**ZAO «Gorislavzev & Co»**
3a, 1st Khoroshevsky Lane, Moscow 125284, Russia
Tel.: +7(095) 255 50 53
Fax: +7(095) 255 14 12

For further information about IRKUT Corporation, please, see corporate web-site www.irkut.com.

To order additional copies of this Annual Report and other corporate or financial documents, please, contact Investor Relations Department at +7 (095) 777 21 01.